Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BETWEEN

BCB BANCORP, INC.

AND

PAMRAPO BANCORP, INC.

3.9.	Legal Proceedings	12

3.10.	Taxes	13

3.11.	Employee Benefit Plan Matters	16

3.12.	SEC Reports	17

3.13.	Pamrapo Information	17

3.14.	Ownership of BCB Common Stock	18

3.15.	Compliance with Applicable Law	18

3.16.	Certain Contracts	18

3.17.	Agreements with Regulatory Agencies	19

3.18.	Investment Securities	20

3.19.	Intellectual Property	20

3.20.	Undisclosed Liabilities	20

3.21.	State Takeover Laws	20

3.22.	Administration of Fiduciary Accounts	21

3.23.	Environmental Matters	21

3.24.	Derivative Transactions	22

3.25.	Opinion	22

3.26.	Assistance Agreements	22

3.27.	Approvals	22

3.28.	Loan Portfolio	22

3.29.	Mortgage Banking Business	23

3.30.	Properties	25

3.31.	Labor and Employment Matters	25

3.32.	Termination Benefits	26

3.33.	Deposits	26

3.34.	Required Vote	26

3.35.	Transactions With Affiliates	26

3.36.	Insurance	27

3.37.	Indemnification	27

3.38.	Voting Agreements	27

3.39.	CRA Rating	27

3.40.	Disclosure	28

3.41.	Internal Controls	28

3.42	Regulatory Capital	28

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BCB		28
4.1	Corporate Organization	29

4.2	Capitalization	30

4.3	Authority. No Violation	30

4.4	Consents and Approvals	31

4.5	Reports	32

4.6	Financial Statements	32

4.7	Broker’s Fees	33

4.8	Absence of Certain Changes or Events	33

4.9	Legal Proceedings	34

4.10	Taxes	34

4.11	Employee Benefit Plan Matters	36

4.12	SEC Reports	38

4.13	BCB Information	38

4.14	Ownership of Pamrapo Common Stock: Affiliates and Associates	38

4.15	Compliance with Applicable Law	38

4.16	Certain Contracts	39

4.17	Agreements with Regulatory Agencies	40

4.18	Investment Securities	40

4.19	Intellectual Property	40

4.20	Undisclosed Liabilities	41

4.21	State Takeover Laws	41

4.22	Administration of Fiduciary Accounts	41

4.23	Environmental Matters	41

4.24	Derivative Transactions	42

4.25	Opinion	42

4.26	Assistance Agreements	43

4.27	Approvals	43

4.28	Loan Portfolio	43

4.29	Mortgage Banking Business	43

4.30	Properties	45

4.31	Labor and Employment Matters	45

4.32	Termination Benefits	46

4.33	Deposits	46

4.34	Required Vote	46

4.35	Transactions With Affiliates	47

4.36	Insurance	47

4.37	Indemnification	47

4.38	Voting Agreements	47

4.39	CRA Rating	47

4.40	Disclosure	47

v

4.41	Internal Controls	47

4.42	Regulatory Capital	48

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		48
5.1	Covenants	48

ARTICLE VI ADDITIONAL AGREEMENTS		52
6.1	Reasonable Best Efforts	52

6.2	Stockholder Approval	52

6.3	Registration Statement and Proxy Statements	53

6.4	Regulatory Filings	54

6.5	Press Releases	54

6.6	Acquisition Proposals. (a)	55

6.7	Subsequent Interim and Annual Financial Statements	56

6.8	NASDAQ Listing	57

6.9	Indemnification	57

6.10	Access to Information	58

6.11	Benefit Plans; Existing Agreements	60

6.12	Additional Agreements	63

6.13	Advice of Changes	63

6.14	Current Information	63

6.15	Execution and Authorization of Bank Merger Agreement	64

6.16	Coordination of Dividends	64

6.17	Certain Policies	64

ARTICLE VII CONDITIONS PRECEDENT		64
7.1	Conditions to Each Party’s Obligation To Effect the Merger	64

7.2	Conditions to Obligations of BCB	65

7.3	Conditions to Obligations of Pamrapo	66

ARTICLE VIII TERMINATION AND AMENDMENT		67
8.1.	Termination	67

8.2.	Effect of Termination	70

8.3.	Extension; Waiver	72

ARTICLE IX GENERAL PROVISIONS		72
9.1	Closing	72

9.2	Alternative Structure	72

9.3	Nonsurvival of Representations, Warranties and Agreements	73

9.4	Expenses	73

9.5	Notices	73

9.6	Interpretation	74

9.7	Counterparts	74

9.8	Entire Agreement	74

9.9	Governing Law	74

9.10	Enforcement of Agreement	74

9.11	Severability	75

9.12	Publicity	75

9.13	Assignment; No Third Party Beneficiaries	75

9.14	“Material Adverse Effect”	75

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, is dated as of June 29, 2009, by and between BCB Bancorp, Inc., a New Jersey corporation (“BCB” or the “Surviving Corporation”) and Pamrapo Bancorp, Inc., a New Jersey corporation (“Pamrapo”). (BCB and Pamrapo are herein sometimes collectively referred to herein as the “Parties.”)

WHEREAS, the Boards of Directors of each of BCB and Pamrapo have determined that it is in the best interests of their respective companies and their stockholders to enter into this Agreement and complete the business combination and related transactions contemplated herein in which Pamrapo will, subject to the terms and conditions set forth herein, merge (the “Merger”) with and into BCB; and

WHEREAS, as soon as practicable after the execution and delivery of this Agreement and Plan of Merger (“Agreement”), BCB Community Bank, a New Jersey chartered bank and a wholly owned subsidiary of BCB (the “Bank,” or the “Surviving Institution”), and Pamrapo Savings Bank, S.L.A., a New Jersey chartered stock savings and loan association and a wholly owned subsidiary of Pamrapo (“Pamrapo Bank”), will enter into a Subsidiary Agreement and Plan of Merger (the “Bank Merger Agreement”), a form of which is attached as Annex A, providing for the merger (the “Subsidiary Merger”) of Pamrapo Bank with and into the Bank, with the Surviving Institution to bear the corporate name BCB Community Bank. It is intended that the Subsidiary Merger be consummated as soon as practicable following the consummation of the Merger; and

WHEREAS, the directors and executive officers of Pamrapo have on the date hereof entered into Voting Agreements with BCB, in the form attached hereto as Annex B, agreeing to vote for the Merger; and

WHEREAS, the directors and executive officers of BCB have on the date hereof entered into Voting Agreements with Pamrapo, in the form attached hereto as Annex C, agreeing to vote for the Merger; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the New Jersey Business Corporation Act (the “NJBCA”), at the Effective Time (as defined in Section 1.2 hereof), Pamrapo shall merge with and into BCB. BCB shall be the surviving corporation in the Merger, and shall continue its corporate existence under the laws of the State of New Jersey. The name of the Surviving Corporation shall be BCB Bancorp, Inc. Upon consummation of the Merger, the separate corporate existence of Pamrapo shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with appropriate authorities in the State of New Jersey (the “Authorities”) on the Closing Date (as defined in Section 9.1 hereof). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the NJBCA.

1.4 Conversion of Pamrapo Common Stock.

(a) At the Effective Time, subject to Section 2.2 (e) hereof, each share of the common stock, par value $0.01 per share, of Pamrapo (the “Pamrapo Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Pamrapo Common Stock held (x) in Pamrapo’s treasury or (y) directly or indirectly by BCB or Pamrapo or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC shares, as such terms are defined in Section 1.4 (b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for 1.0 share (the “Exchange Ratio”) of the common stock, without par value, of BCB (“BCB Common Stock”). All of the shares of Pamrapo Common Stock converted into BCB Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a “Certificate”) previously representing any such shares of Pamrapo Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of BCB Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Pamrapo Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(a) and Section 2.2(e) hereof. Certificates previously representing shares of Pamrapo Common Stock shall be exchanged for certificates representing whole shares of BCB Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time, either BCB or Pamrapo should merge, reclassify its shares, recapitalize, declare a stock dividend, stock split or other similar change in capitalization, or other distribution in such common stock, then the Exchange Ratio shall be appropriately adjusted to reflect such action.

(b) At the Effective Time, all shares of Pamrapo Common Stock that are owned by Pamrapo as treasury stock and all shares of Pamrapo Common Stock that are owned directly or indirectly by BCB or Pamrapo or any of their respective Subsidiaries (other than shares of Pamrapo Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of BCB Common Stock which are similarly held, whether held directly or indirectly by BCB or Pamrapo, as the case may be, being referred to herein as “Trust Account Shares”) and (y) shares of Pamrapo Common Stock held by BCB or Pamrapo or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Pamrapo Common Stock, and shares of BCB Common Stock which are similarly held, whether held directly or indirectly by BCB or Pamrapo being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no stock of BCB or other consideration shall be delivered in exchange therefor. All shares of BCB Common Stock that are owned by Pamrapo or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of BCB.

1.5 Stock Options.

(a) At the Effective Time, all options granted by Pamrapo (“Pamrapo Options”) to purchase shares of Pamrapo Common Stock which are outstanding and unexercised immediately prior thereto shall be converted, in their entirety, automatically into options to purchase shares of BCB Common Stock (the “Continuing Options”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of Pamrapo Bancorp, Inc.’s 2003 Stock Based Incentive Plan (the “Pamrapo Stock Plan”):

(1) The number of shares of BCB Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of Pamrapo Common Stock subject to the Pamrapo Options and the Exchange Ratio, provided that any fractional shares of BCB Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

(2) The exercise price per share of BCB Common Stock under the Continuing Options shall be equal to the exercise price per share of Pamrapo Common Stock under the Pamrapo Options divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any options which are “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Continuing Options shall be the same as the Pamrapo Options, except that all references to Pamrapo shall be deemed to be references to BCB.

(b) At all times after the Effective Time, BCB shall reserve for issuance such number of shares of BCB Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted. Shares of BCB Common Stock issuable upon exercise of Continuing Options shall be covered by an effective registration statement on Form S-8, and BCB shall file a registration statement on Form S-8 covering such shares as soon as practicable after the Effective Time, but in no event later than 30 days after the Effective Time.

(c) Continuing Options may be exercised in accordance with the terms of the Pamrapo Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.

1.6 BCB Common Stock. Except for shares of BCB Common Stock owned by Pamrapo or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of BCB as contemplated by Section 1.4 hereof, the shares of BCB Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and at the Effective Time, such shares shall remain issued and outstanding.

1.7 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of BCB, as in effect at the Effective Time, shall be amended and restated as of the Effective Time so as to read in its entirety in the form set forth as Exhibit 1.7 and, as so amended and restated, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.8 Bylaws. At the Effective Time, the Bylaws of BCB, shall be amended to increase the number of authorized directors of BCB to up to 14 persons, and these Bylaws as amended shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.9 Directors and Officers. The initial boards of directors and certain officers of the Surviving Corporation and the Surviving Institution shall be as set forth on and designated in accordance with Exhibit 1.9 hereto until the earlier of the resignation, retirement or removal of any individual set forth on or designated in accordance with Exhibit 1.9 or until their respective successors are duly elected and qualified, as the case may be. Upon Effective Time, Daniel Massarelli will serve as Chairman of the Board of Directors of the Surviving Corporation and Bank and Mark Hogan will serve as Vice Chairman of the Board of Directors of the Surviving Corporation and Bank. At the Effective Time, Donald Mindiak will serve as the President and Chief Executive Officer, Kenneth Walter will serve as the Chief Financial Officer and Thomas Coughlin will serve as the Chief Operating Officer.

1.10 Tax Consequences. It is intended that the Merger and the Subsidiary Merger each constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Effective Time, each party shall use its best efforts to cause the Merger to qualify, and will not knowingly take any action, or fail to take any action or cause any action to fail to be taken, which action of failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1 BCB to Make Shares Available. At or prior to the Effective Time (and following the filing of the amended Certificate of Incorporation), BCB shall deposit, or shall cause to be deposited, with a bank or trust company (the “Exchange Agent”), selected by BCB and reasonably satisfactory to Pamrapo, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of BCB Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of BCB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Pamrapo Common Stock.

2.2 Exchange of Shares

(a) As soon as practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of BCB Common Stock and the cash in lieu of fractional shares into which the shares of Pamrapo Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Pamrapo shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of BCB Common Stock to which such holder of Pamrapo Common Stock shall have become entitled pursuant to the provisions of Article I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to BCB Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BCB Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of BCB Common Stock into which his Pamrapo Common Stock shall have been converted.

(c) If any certificate representing shares of BCB Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of BCB Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Pamrapo of the shares of Pamrapo Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of BCB Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BCB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to BCB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BCB. In lieu of the issuance of any such fractional share, BCB shall pay to each former stockholder of Pamrapo who otherwise would be entitled to receive a fractional share of BCB Common Stock (after taking into account all certificates delivered by such holder) an amount in cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of BCB Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof. As used herein, the term “Average Closing Price” means the average of the last reported daily sales price (or if no sale on such date, then the mean of the closing bid/ask price) per share of BCB Common Stock on the NASDAQ Global Market (“Nasdaq”), for the 10 consecutive trading days (the “Valuation Period”) ending on the fifth business day prior to the date of the Effective Time.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Pamrapo for six months after the Effective Time shall be paid to BCB at the end of such time. Any stockholders of Pamrapo who have not theretofore complied with this Article II shall thereafter look only to BCB for payment of their shares of BCB Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on BCB Common Stock deliverable in respect of each share of Pamrapo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BCB, Pamrapo, the Exchange Agent or any other person shall be liable to any former holder of shares of Pamrapo Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as BCB may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BCB Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PAMRAPO

Prior to the date hereof, BCB has delivered to Pamrapo a Schedule and Pamrapo has delivered to BCB a Schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or IV or to one or more of BCB’s and Pamrapo’s covenants contained in Article V; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the representation or warranty being deemed materially untrue or incorrect, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance.

No representation or warranty of Pamrapo contained in this Article III shall be deemed untrue or incorrect, and Pamrapo shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect (as defined at Section 9.14), disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 3.1 (other than the last sentence of Section 3.1(a)) and Sections 3.1(c), 3.2, 3.3 and 3.11), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

Subject to the foregoing paragraphs in this Article III, Pamrapo hereby represents and warrants to BCB as follows:

3.1. Corporate Organization.

(a) Pamrapo is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Pamrapo has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. Pamrapo is duly registered as unitary savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”). The Certificate of Incorporation and Bylaws of Pamrapo, copies of which have previously been delivered to BCB are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, association, organization, trust or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(b) Pamrapo Bank is in good standing as a savings and loan association duly organized and validly existing under the laws of the State of New Jersey and the rules and regulations of the New Jersey Department of Banking and Insurance (the “NJDBI”) and the Federal Deposit Insurance Corporation (“FDIC”). In addition to the NJDBI, Pamrapo Bank is regulated by the Office of Thrift Supervision (“OTS”). Pamrapo Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of Pamrapo Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Pamrapo Bank. Each of Pamrapo’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Pamrapo’s Subsidiaries (including Pamrapo Bank) has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. The governing documents of each Subsidiary of Pamrapo, copies of which have previously been delivered to BCB, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of Pamrapo and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2003 of its respective stockholders and boards of directors (including committees of their respective boards of directors). Pamrapo has made available to BCB correct and complete copies of all minutes of the board of directors of Pamrapo and its Subsidiaries since December 31, 2003.

3.2. Capitalization.

(a) The authorized capital stock of Pamrapo consists of 25 million shares of Pamrapo Common Stock and 3 million shares of preferred shares, par value $.01 per share (“Pamrapo Preferred Stock”). No other capital stock is authorized. As of the date of this Agreement, there are (x) 4,935,542 shares of Pamrapo Common Stock issued and outstanding and 1,964,458 shares of Pamrapo Common Stock held in Pamrapo’s treasury; (y) no shares of Pamrapo Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 56,380 shares of Pamrapo Common Stock reserved for issuance pursuant to the Pamrapo Stock Plan and (z) no shares of Pamrapo Preferred Stock issued and outstanding. All of the issued and outstanding shares of Pamrapo Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Schedule 3.2 of the Pamrapo Disclosure Schedules, Pamrapo does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Pamrapo Common Stock, Pamrapo Preferred Stock or any other equity security of Pamrapo. Schedule 3.2 of the Pamrapo Disclosure Schedule includes a complete and true list of all outstanding option awards, including persons to whom the awards were made, the exercise price of such awards and the vested and unvested awards, as well as a list of option awards intended to be granted following the announcement of the merger, subject to regulatory approval.

(b) Schedule 3.2(b) of the Pamrapo Disclosure Schedules sets forth a true and correct list of all of the Subsidiaries of Pamrapo and Pamrapo Bank as of the date of this Agreement, including the number of shares of capital stock of each Subsidiary. Pamrapo and Pamrapo Bank each own, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of their respective Subsidiaries, free and clear of all liens, charges, encumbrances, pledges or security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Pamrapo or Pamrapo Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.

3.3. Authority; No Violation.

(a) Pamrapo has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the board of directors of Pamrapo. The board of directors of Pamrapo has directed that this Agreement be submitted to Pamrapo’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Pamrapo’s stockholders, no other corporate proceedings (except for regulatory approvals) on the part of Pamrapo (other than the approval of the Bank Merger Agreement by Pamrapo as the sole stockholder of Pamrapo Bank) are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Pamrapo and (assuming due authorization, execution and delivery by BCB) constitutes a valid and binding obligation of Pamrapo, enforceable against Pamrapo in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) Pamrapo Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved prior thereto by the board of directors of Pamrapo Bank. No other corporate proceedings on the part of Pamrapo Bank are necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement

(assuming due authorization, execution and delivery by the Bank) will constitute a valid and binding obligation of Pamrapo Bank, enforceable against Pamrapo Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by Pamrapo or the Bank Merger Agreement by Pamrapo Bank, nor the consummation by Pamrapo or Pamrapo Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Pamrapo or Pamrapo Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of their respective governing documents, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Pamrapo or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Pamrapo or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Pamrapo or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo or materially impact the terms and conditions or transactions contemplated hereby.

3.4. Consents and Approvals. Except for (a) the filing of a merger application with the FDIC and approval or non-objection of such applications by the FDIC and any other Governmental Entity; (b) the filing with the Securities and Exchange Commission (“SEC”) of (i) a joint proxy statement/prospectus in definitive form relating to the stockholder meetings of Pamrapo and BCB to be held in connection with this Agreement and the Merger contemplated hereby (the “Proxy Statement”) and (ii) a Registration Statement on Form S-4 (the “S-4”) registering the BCB Common Stock to be issued in connection with this Agreement and the transactions contemplated hereby (c) the adoption of this Agreement by the requisite vote of the stockholders of Pamrapo and the adoption of the Bank Merger Agreement by the requisite vote of stockholders of Pamrapo Bank; (d) the filing of the Certificate of Merger with the New Jersey Secretary of State; (e) the approval by the NASDAQ Stock Market of the listing of the additional shares of BCB Common Stock on the NASDAQ Global Market to be issued pursuant to Article II hereof; (f) the adoption of this Agreement by the requisite vote of the stockholders of BCB; and (i) such filings, authorizations or approvals as may be set forth in Schedule 3.4 of the Pamrapo Disclosure Schedules; with a Governmental Entity to satisfy the applicable requirements of the laws of states in which Pamrapo and its Subsidiaries are qualified or licensed to do business or state securities or “blue sky” laws, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by Pamrapo of this Agreement and (2) the consummation by Pamrapo of the Merger and the other transactions contemplated hereby.

3.5. Reports. Pamrapo and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2005 with (i) the NJDBI, (ii) the OTS, (iii) the FDIC, (iv) any state regulatory authority (a “State Regulator”) and (v) any self-regulatory organization (“SRO”) (collectively with the Federal Reserve Board, the “Regulatory Agencies” and individually a “Regulatory Agency”), and all other material reports and statements required to be filed by them since December 31, 2005, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the NJDBI, the OTS, the FDIC or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Pamrapo and its Subsidiaries and except as set forth in Schedule 3.5 of the Pamrapo Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to Pamrapo’s knowledge, investigation into the business or operations of Pamrapo or any of its Subsidiaries since December 31, 2005. Except as set forth in Schedule 3.5, there is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Pamrapo or any of its Subsidiaries.

3.6. Financial Statements. Pamrapo has previously delivered to BCB copies of the consolidated balance sheets of Pamrapo and its Subsidiaries as of December 31 for the fiscal years 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as reported in Pamrapo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Beard Miller Company LLP, independent registered public accountants with respect to Pamrapo, (collectively the “Pamrapo Financial Statements”). The December 31, 2008 consolidated balance sheet of Pamrapo (including the related notes, where applicable) fairly presents the consolidated financial position of Pamrapo and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of Pamrapo and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.7 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Pamrapo and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7. Broker’s Fees. Neither Pamrapo nor any Subsidiary of Pamrapo has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Pamrapo has engaged, and will pay a fee or commission to The Endicott Group (“Endicott”) in accordance with the terms of a letter agreement between Endicott and Pamrapo concerning the Merger and for the issuance of an opinion, subject to the terms, conditions, assumptions and qualifications set forth therein, that the Exchange Ratio is fair to Pamrapo stockholders, from a financial point of view.

3.8. Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 3.8(a) of the Pamrapo Disclosure Schedules or as provided for in the Pamrapo Financial Statements, since December 31, 2008, (i) neither Pamrapo nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Pamrapo.

(b) Except as set forth in Schedule 3.8(b) of the Pamrapo Disclosure Schedules, since December 31, 2008, Pamrapo and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practice and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 3.8(c) of the Pamrapo Disclosure Schedules, since December 31, 2008, neither Pamrapo nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2008 (which amounts have been previously disclosed to BCB), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any Pamrapo Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(d) Except as set forth in Schedule 3.8(d) of the Pamrapo Disclosure Schedule since December 31, 2008, neither Pamrapo nor any of its Subsidiaries has had any layoffs, work force reductions or otherwise terminated the employment of its employees, other than (i) in the ordinary course of business, consistent with past practice or (ii) for cause.

3.9. Legal Proceedings.

(a) Except as set forth in Schedule 3.9(a) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any, and there are no pending or, to Pamrapo’s knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions, suits or governmental or regulatory investigations (i) of any nature against Pamrapo or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Pamrapo, any of its Subsidiaries or the assets of Pamrapo or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect on Pamrapo.

(c) Except as set forth in Schedule 3.9(c) of the Pamrapo Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or, to the best of Pamrapo’s knowledge, threatened, against any of the directors or officers of Pamrapo or any of its Subsidiaries in their capacities as such, and no director or officer of Pamrapo or any of its Subsidiaries currently is being indemnified or seeking to be indemnified by Pamrapo or any of its Subsidiaries pursuant to applicable law or their governing documents.

3.10. Taxes.

(a) Except as set forth in Schedule 3.10(a) of the Pamrapo Disclosure Schedule, (i) all Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to Pamrapo and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full or adequate provision for such payment has been or will be made; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither Pamrapo nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of Pamrapo or any of its Subsidiary, other than extensions that have expired.

(b) Pamrapo has made available to BCB (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by Pamrapo and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed and (ii) any audit report issued within the last three years relating to Taxes due from or with respect to Pamrapo and its Subsidiaries. Since January 1, 2002, no claim has been made by a taxing authority in a jurisdiction where Pamrapo and its Subsidiaries do not file Tax Returns that Pamrapo or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither Pamrapo nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Pamrapo Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the Pamrapo Financial Statements.

(d) Schedule 3.10(d) of the Pamrapo Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to Pamrapo and any of its Subsidiaries after January 1, 2006.

(e) Except as set forth in Schedule 3.10(e) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement. Any such Tax allocation or sharing agreement will be terminated on or before the Closing Date.

(f) Since January 1, 2003, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to Pamrapo or any of its Subsidiaries.

(g) Except for the amounts calculated and the detailed disclosure for each person set forth on Schedule 3.10(g) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the Treasury Regulations issued thereunder.

(h) Neither Pamrapo nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code.

(i) Neither Pamrapo nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither Pamrapo nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return the common parent of which was not Pamrapo or (B) has any liability for the taxes of any person (other than Pamrapo or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) Except as set forth on Schedule 3.10(k) of the Pamrapo Disclosure Schedules, since January 1, 2006, neither Pamrapo nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by Pamrapo or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of Pamrapo or any of its Subsidiaries.

(l) Neither Pamrapo nor any of its Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) As of the date hereof, Pamrapo has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) Each of Pamrapo and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under applicable laws.

(o) There are no liens or other encumbrances on any of the assets of Pamrapo or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).

(p) Except as set forth in Schedule 3.10(p) of the Pamrapo Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the Pamrapo Group allocable to Pamrapo and each of its Subsidiaries, Pamrapo Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(q) No liability will be created for Pamrapo or its successors after the Closing Date as a result of the triggering into income or gain of deferred inter-company transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the Pamrapo Group.

(r) Neither Pamrapo nor any of its Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.

(s) Except as set forth in Schedule 3.10(s) of the Pamrapo Disclosure Schedules, each of Pamrapo and its Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at levels sufficient not to cause Pamrapo or its Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and Pamrapo and its Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause Pamrapo or any successor to Pamrapo to be liable for any such penalties.

For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

For purposes of this Agreement, “Pamrapo Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes Pamrapo and its Subsidiaries or any predecessor of or any successor to Pamrapo (or to another such predecessor or successor).

3.11. Employee Benefit Plan Matters.

(a) Schedule 3.11(a) of the Pamrapo Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement (collectively referred to as the “Plans”) by Pamrapo or any of its Subsidiaries or by any trade or business, whether or not incorporated which together with Pamrapo would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), for the benefit of any employee or former employee of Pamrapo, any Subsidiary or any ERISA Affiliate.

(b) Pamrapo has heretofore delivered to BCB true and complete copies of each of the Plans and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any Plan (if applicable) for each of the last three (3) years, (ii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all Schedules, as required, filed with the IRS or Department of Labor (“DOL”) for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with the DOL.

(c) Except as set forth in Schedule 3.11(c) of the Pamrapo Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (1) has received a favorable determination letter from the IRS, (2) is or will be the subject of an application for a favorable determination letter, or (3) is set forth on a prototype document which is subject to a current opinion letter which has not expired and Pamrapo is not aware of any circumstances that could reasonably be expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Pamrapo, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Pamrapo, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Pamrapo, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Pamrapo, its Subsidiaries or a Pamrapo ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2006 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (viii) each Plan set forth on Schedule 3.11(a) can be terminated without payment of an additional contribution or amount, other than contributions and amounts required by the terms of the Plan without regard to the Plan’s termination, and without vesting or acceleration of any benefits provided under such Plan, other than vesting required by the Code as a result of a qualified Plan’s termination, (ix) all contributions or other amounts payable by Pamrapo, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan which is subject to Title IV of ERISA in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (x) neither Pamrapo, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which Pamrapo, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or, to Pamrapo’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of Pamrapo or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer. Pamrapo acknowledges and agrees that the Surviving Entity shall not be liable for any tax assessed as a result of a Plan being deemed noncompliant under Section 409A of the Code.

3.12. SEC Reports. Since December 31, 2005, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-Q and 8-K), Schedule and definitive proxy statement filed by Pamrapo with the SEC pursuant to the Securities Act of 1933 (“Securities Act”) and the Securities Exchange Act of 1943 (“Exchange Act”) (the “Pamrapo Reports”) or (b) communication mailed by Pamrapo to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Pamrapo has timely filed all Pamrapo Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Pamrapo Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

3.13. Pamrapo Information. The information provided by and relating to Pamrapo and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and the S-4 or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

3.14. Ownership of BCB Common Stock. None of Pamrapo or its Subsidiaries (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of BCB; provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of BCB constituting a component or portion of any index or mutual fund.

3.15. Compliance with Applicable Law. Except as set forth in Schedule 3.15 of the Pamrapo Disclosure Schedule, each of Pamrapo and its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the USA PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices except for such noncompliance that would not, individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on Pamrapo; and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to Pamrapo’s knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Pamrapo or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Pamrapo.

3.16. Certain Contracts.

(a) Except as set forth in Schedule 3.16(a) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees; (ii) which would entitle any present or former director, officer, employee or agent of Pamrapo or any of its Subsidiaries to indemnification from Pamrapo or any of its Subsidiaries; (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from BCB, Pamrapo, Pamrapo Bank, the Bank or any of their respective Subsidiaries or successors to any officer or employee thereof; (iv) which involves the annual payment of $25,000 or more; (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement; (vi) which materially restricts the conduct of any line of business by Pamrapo or any of its Subsidiaries; (vii) with or to a labor union or guild (including any collective bargaining agreement); (viii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets (other than this Agreement and the Bank Merger Agreement); (ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Pamrapo or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (x) with respect to any material joint venture, partnership agreement or similar agreement; (xi) with respect to any agreement relating to any intellectual property other than “shrink wrap” licenses related to software; (xii) relating to the indebtedness by Pamrapo or its Subsidiaries for borrowed money or any guaranty of indebtedness for borrowed money in excess of $5,000,000; or (xiii) excluding the plans set forth on Schedule 3.11, where any employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in Sections 3.16(a) and 3.16(c) hereof, is set forth in Schedule 3.16(a) or Schedule 3.16(c) of the Pamrapo Disclosure Schedules, is referred to herein as a “Pamrapo Contract.” Pamrapo has previously delivered to BCB true and correct copies of each Pamrapo Contract.

(b) Except as set forth in Schedule 3.16(b) of the Pamrapo Disclosure Schedules, (i) each Pamrapo Contract is valid and binding and in full force and effect, (ii) Pamrapo and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Pamrapo Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Pamrapo, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Pamrapo or any of its Subsidiaries under any such Pamrapo Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Pamrapo and (iv) no other party to such Pamrapo Contract is, to Pamrapo’s knowledge, in default in any respect thereunder.

(c) Schedule 3.16(c) of the Pamrapo Disclosure Schedules sets forth all agreements of Pamrapo providing for the lease of real property, copies of which have previously been delivered or made available to BCB including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.

3.17. Agreements with Regulatory Agencies. Except as set forth in Schedule 3.17 of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (as set forth on Schedule 3.17 of the Pamrapo Disclosure Schedules, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management, its compliance with any matter set forth in Section 3.15 hereof or its business, nor has Pamrapo or any of its

Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.18. Investment Securities. Schedule 3.18 of the Pamrapo Disclosure Schedules sets forth the book and market value as of December 31, 2008 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of Pamrapo and its Subsidiaries. Schedule 3.18 of the Pamrapo Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Pamrapo’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Pamrapo has no knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.

3.19. Intellectual Property. Pamrapo and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither Pamrapo nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Pamrapo and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Pamrapo. Schedule 3.19 of the Pamrapo Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks and trademarks of Pamrapo and its Subsidiaries that are owned by Pamrapo and its Subsidiaries and (ii) all material patents, registered copyrights, trade names, servicemarks and trademarks of Pamrapo and its Subsidiaries that are licensed by Pamrapo and its Subsidiaries.

3.20. Undisclosed Liabilities. Except (a) as set forth in Schedule 3.20 of the Pamrapo Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Pamrapo included in the Pamrapo Financial Statements; and (c) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Pamrapo, neither Pamrapo nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

3.21. State Takeover Laws. There are no antitakeover provisions in the Pamrapo Certificate of Incorporation or the NJBCA that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. Pamrapo has taken all actions required to exempt BCB and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. Pamrapo does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

3.22. Administration of Fiduciary Accounts. Pamrapo and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Pamrapo nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on Pamrapo, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.23. Environmental Matters.

(a) Each of Pamrapo, its current or prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in material compliance with all applicable federal, state and local laws, regulations and ordinances and with all applicable permits, decrees, orders and contractual obligations relating to pollution, the discharge of, or exposure to materials in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding pending or, to Pamrapo’s knowledge, threatened, before any court, Governmental Entity or other forum (including arbitration) in which Pamrapo, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Pamrapo or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property;

(c) During the period of (x) Pamrapo’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Pamrapo’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Pamrapo’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property except in compliance with required governmental permits. To Pamrapo’s knowledge, prior to the period of (x) Pamrapo’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Pamrapo’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Pamrapo’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except in compliance with required permits;

(d) All Phase I or Phase II environmental surveys on any properties owned or leased by Pamrapo or its Subsidiaries, including but not limited to other real estate owned (“OREO”) properties have been provided in full to BCB and its representatives prior to execution of this Agreement, and those listed in the Schedule will be provided within ten days of execution of this Agreement; and

(e) The following definitions apply for purposes of this Section 3.23 hereof: (x) “Loan Property” means any property in which Pamrapo or any of its Subsidiaries holds a security interest or otherwise owns, including OREO; (y) “Participation Facility” means any facility in which Pamrapo or any of its Subsidiaries participates in the management thereof, other than Loan Properties; (z) “materials” includes, but is not limited to, hazardous substances and petroleum as defined in section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. § 9601(14) and section 311 of the Clean Water Act, 33 U.S.C. § 1321 and their implementing regulations.

3.24. Derivative Transactions. Except as set forth in Schedule 3.24 of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on its balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does Pamrapo or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25. Opinion. Pamrapo has received a written opinion, dated the date hereof, from Endicott to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Exchange Ratio is fair to Pamrapo stockholders from a financial point of view.

3.26. Assistance Agreements. Neither Pamrapo nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Pamrapo or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

3.27. Approvals. As of the date of this Agreement, Pamrapo knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

3.28. Loan Portfolio.

(a) In Pamrapo’s reasonable judgment, the allowance for loan losses reflected in Pamrapo’s audited statement of financial condition at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in Pamrapo’s Reports for periods ending after December 31, 2008 will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested Pamrapo Bank to increase the allowance for loan losses for such periods.

(b) As of December 31, 2008, except as set forth in Schedule 3.28(b) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (individually, a “Loan” and collectively, “Loans”), under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or ten percent stockholder of Pamrapo or any of its Subsidiaries, or to the knowledge of Pamrapo, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.28(b) of the Pamrapo Disclosure Schedules sets forth (i) all of the Loans of Pamrapo or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Pamrapo or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof through the Closing Date, Pamrapo shall inform BCB in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.

(c) Each Loan reflected as an asset in the Pamrapo Reports (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.29. Mortgage Banking Business.

(a) Warehouse Lines of Credit. Pamrapo and its Subsidiaries do not maintain any warehouse lines of credit.

(b) Compliance. Except as set forth in Schedule 3.29(b) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries has done or failed to do, or caused to be done or failed to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, investor or insurer, (vi) any surety or guaranty agreement or (vii) the rights of Pamrapo or any of its Subsidiaries under any loan servicing agreement or loan purchase commitment. No Regulatory Agency, investor in Loans or insurer has (i) notified Pamrapo or its Subsidiaries, or to Pamrapo’s knowledge, claimed, that Pamrapo or any of its Subsidiaries has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by Pamrapo or any of its Subsidiaries to an investor or (ii) imposed restrictions on the activities (including commitment authority) of Pamrapo or any of its Subsidiaries. Pamrapo Bank has not and currently does not originate any FHA or VA Loans.

(c) Loan Files. The loan documents relating to each Loan maintained in the loan files of Pamrapo Bank were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. The loan files maintained by Pamrapo Bank contain originals or true, correct and complete copies of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate in all material respects and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. Except as set forth in the loan documents relating to a Loan maintained in the loan files of Pamrapo Bank, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. Except as set forth in the loan documents maintained in the loan files by Pamrapo Bank, to Pamrapo’s knowledge, no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.

(d) No Recourse. Except as set forth in Schedule 3.29(d) of the Pamrapo Disclosure Schedules, Pamrapo Bank is not subject to recourse in connection with any Loans sold by it for (i) losses on liquidation of a loan, (ii) borrower defaults or (iii) repurchase obligations upon the occurrence of non-payment.

(e) Escrow Account. All escrow accounts have been maintained by Pamrapo Bank and, to Pamrapo’s knowledge, all prior servicers, in material compliance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. Pamrapo Bank has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in Pamrapo Bank’s name or the investor’s name by Pamrapo Bank.

(f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, Pamrapo Bank has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo.

(g) Pools. Each Loan included in a pool of Loans originated or acquired by Pamrapo Bank (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To Pamrapo’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by Pamrapo nor the consummation by Pamrapo or Pamrapo Bank of the transactions contemplated hereby will require any Pool to be recertified.

(h) Mortgage Insurance. For each Loan which is insured by private mortgage insurance, Pamrapo Bank has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo, the insurance or guarantee is in full force and effect with respect to each such Loan, and to Pamrapo’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

3.30. Properties. All real property and material personal property owned by Pamrapo and its Subsidiaries or presently used by them in their businesses (but specifically excluding real estate acquired through foreclosure or deed in lieu thereof) is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on business in the ordinary course of business consistent with its past practices. Pamrapo and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of Pamrapo as of December 31, 2008, included in Pamrapo’s Reports or acquired after such date, other than properties sold by Pamrapo in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. All real and personal property which is material to Pamrapo or any of its Subsidiaries’ businesses and leased or licensed by Pamrapo or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

3.31. Labor and Employment Matters. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, neither Pamrapo nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Pamrapo or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of Pamrapo or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving Pamrapo or its Subsidiaries pending or threatened. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable laws, executive orders, rules and regulations regarding employees and independent contractors, including without limitation all applicable laws, executive orders, rules and regulations relating to employment, compensation, working conditions, classification as employees, employment practices, leave, safety, affirmative action, applicant tracking, discrimination, harassment, retaliation, whistleblowing, immigration, lay offs, notice regarding lay offs, labor relations, payroll practices, wages, and hours of work. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable employment tax laws.

3.32. Termination Benefits. Schedule 3.32 of the Pamrapo Disclosure Schedules contains a complete and accurate Schedule, showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by Pamrapo on Schedule 3.32 of the Pamrapo Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by Pamrapo, agreed to by BCB, and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of Pamrapo or, if applicable, its Subsidiaries and any officer of Pamrapo or, if applicable, its Subsidiaries.

3.33. Deposits. None of the deposits of Pamrapo Bank is a “brokered” deposit.

3.34. Required Vote. The affirmative vote of (i) the holders of a majority of the issued and outstanding shares of Pamrapo is necessary to approve this Agreement and the Merger on behalf of Pamrapo and (ii) Pamrapo, as the sole stockholder of Pamrapo Bank, is required to approve the Bank Merger Agreement as such, on behalf of Pamrapo Bank. No other vote of the stockholders of Pamrapo or any Subsidiary is required.

3.35. Transactions With Affiliates.

(a) All “covered transactions” between Pamrapo and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

(b) Except as set forth in Pamrapo Disclosure Schedule 3.35, neither Pamrapo nor any Pamrapo Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Pamrapo or any Pamrapo Affiliate. All such transactions set forth in Pamrapo Disclosure Schedule 3.35 (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Pamrapo or any Pamrapo Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Pamrapo nor any Pamrapo Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Pamrapo is inappropriate.

3.36. Insurance. Except as set forth in Schedule 3.36 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are presently insured, and since December 31, 2005, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Pamrapo and its Subsidiaries are in full force and effect, Pamrapo and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

3.37. Indemnification. Except as set forth in Schedule 3.37 of the Pamrapo Disclosure Schedules, and except as provided in Pamrapo’s employment agreements, or the Certificate of Incorporation or Bylaws of Pamrapo, neither Pamrapo nor its Subsidiaries is a party to any indemnification agreement with any of its directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Pamrapo or any of its Subsidiaries (a “Covered Person”), and, except as set forth in Schedule 3.37 of the Pamrapo Disclosure Schedules, there are no pending claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

3.38. Voting Agreements. The Pamrapo directors and officers, as set forth in Schedule 3.38 of the Pamrapo Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex B, hereto. Pamrapo shall use its reasonable efforts to receive a Voting Agreement from stockholders beneficially owning in excess of 10% of Pamrapo Common Stock.

3.39. CRA Rating. Pamrapo Bank was rated “Satisfactory” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither Pamrapo nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

3.40. Disclosure. The representations and warranties contained in this Article III hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III hereof not misleading. There is no fact known to Pamrapo that has not been disclosed herein or in any other agreement, document or written statement furnished by Pamrapo to BCB or its counsel, accountants or other service professionals in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on Pamrapo.

3.41. Internal Controls.

(a) Except as set forth in Schedule 3.41(a) of the Pamrapo Disclosure Schedule, Pamrapo has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Pamrapo; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (C) access to the material properties and assets of Pamrapo is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Pamrapo.

(b) Except as set forth in Schedule 3.41(b) of the Pamrapo Disclosure Schedule, Pamrapo (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Pamrapo, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Pamrapo by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Pamrapo’s outside auditors and the audit committee of Pamrapo’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Pamrapo’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Pamrapo’s internal controls over financial reporting. Any such disclosures were made in writing by management to Pamrapo’s auditors and audit committee. As of the date hereof, there is no reason to believe that Pamrapo’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

3.42 Regulatory Capital. Neither Pamrapo nor Pamrapo Bank is subject to any capital requirements other than those required by applicable Regulatory Authorities or under applicable federal regulations. Pamrapo Bank meets or exceeds all applicable regulatory capital requirements, and Pamrapo Bank is deemed “well capitalized” under such regulatory requirements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BCB

No representation or warranty of BCB contained in this Article IV shall be deemed untrue or incorrect, and BCB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Section 4.1(a) and Sections 4.1(c), 4.2, 4.3 and 4.11(other than the last sentence of Section 4.1(a)), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

Subject to the foregoing paragraph of Article IV and the first paragraph under Article III, BCB hereby represents and warrants to Pamrapo as follows:

4.1 Corporate Organization.

(a) BCB is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. BCB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on BCB. BCB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Certificate of Incorporation and Bylaws of BCB, copies of which have previously been delivered to Pamrapo, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b) The Bank is in good standing as a bank duly organized and validly existing under the laws of the State of New Jersey and the rules and regulations of the NJDBI. The Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by the Bank. Each of BCB’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of BCB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on BCB. The governing documents of each Subsidiary of BCB, copies of which have previously been delivered to Pamrapo, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of BCB and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2003 of their respective stockholders and boards of directors (including committees of their respective boards of directors). BCB has made available to Pamrapo correct and complete copies of all minutes of the board of directors of Pamrapo and its Subsidiaries since December 31, 2003.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of BCB consists of 10,000,000 shares of BCB Common Stock and no shares of preferred stock. As of the date of this Agreement, there were 4,648,125 shares of BCB Common Stock issued and outstanding, and 536,195 shares of BCB Common Stock held in BCB’s treasury. As of the date of this Agreement, no shares of BCB Common Stock were reserved for issuance upon the exercise of outstanding stock options or otherwise except 294,750 shares of BCB Common Stock were reserved for issuance upon the exercise of stock options pursuant to BCB 2002 Community Bank Stock Option Plan and the BCB 2003 Stock Option Plan (the “BCB Stock Plans”). All of the issued and outstanding shares of BCB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Schedule 4.2(a) of the BCB Disclosure Schedules and BCB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of BCB Common Stock or BCB Preferred Stock or any other equity securities of BCB. The shares of BCB Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

(b) Schedule 4.2(b) of the BCB Disclosure Schedules sets forth a true and correct list of all of BCB Subsidiaries as of the date of this Agreement. BCB owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of BCB, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of BCB has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of BCB calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority. No Violation.

(a) BCB has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the Board of Directors of BCB. The Board of Directors of BCB has directed that this Agreement be submitted to BCB’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of BCB’s stockholders, the approval of an amendment to the BCB Certificate of Incorporation to increase the authorized shares of BCB Common Stock, the board appointment of the Pamrapo Designees and action to be taken to complete the Subsidiary Merger, no other corporate proceedings (except for regulatory approvals) on the part of BCB are necessary to approve the Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BCB and (assuming due authorization, execution and delivery by Pamrapo) constitutes a valid and binding obligation of BCB, enforceable against BCB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) The Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the board of directors of the Bank and approved by the sole stockholder of the Bank. No other corporate proceedings on the part of the Bank will be necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement (assuming due authorization, execution and delivery by Pamrapo Bank) will constitute a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by BCB or the Bank Merger Agreement by the Bank, nor the consummation by BCB or the Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by BCB or the Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the their respective governing documents or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BCB or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of BCB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BCB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on BCB or materially impact the terms and conditions or transactions contemplated hereby.

4.4 Consents and Approvals. Except for (a) the filing of applications with the FRB and approval of such applications by the FRB; (b) the filing of applications with the FDIC and approval or non-objection of such applications by the FDIC and any other Governmental Entity, (c) the filing with the SEC of the Proxy Statement and the S-4; (d) the filing of applications with the NJDBI and approval of such applications by the NJDBI; (e) the adoption of this Agreement by the requisite vote of the stockholders of Pamrapo and the adoption of the Bank Merger Agreement by the requisite vote of stockholders of Pamrapo Bank; (f) the filing of the Certificate of Merger with the New Jersey Secretary of State; (g) the approval by the NASDAQ Stock Market of the listing of the additional shares of BCB Common Stock on the NASDAQ Global Market to be issued pursuant to Article II hereof; (h) the adoption of this Agreement by the requisite vote of the stockholders of BCB and (i) such filings, authorizations or approvals as may be set forth in Schedule 4.4 of the BCB Disclosure Schedules with a Governmental Entity to satisfy the applicable requirements of the laws of states in which BCB is qualified or licensed to do business or state securities or “blue sky” laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by BCB of this Agreement and (2) the consummation by BCB of the Merger and the other transactions contemplated hereby.

4.5 Reports. BCB and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2005 with any Regulatory Agency, and all other material reports and statements required to be filed by them since December 31, 2005, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the NJDBI, the FRB, the FDIC, any State Regulator and any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of BCB and its Subsidiaries, and, except as set forth in Schedule 4.5 of the BCB Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to BCB’s knowledge, investigation into the business or operations of BCB or any of its Subsidiaries since December 31, 2005. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of BCB or any of its Subsidiaries, which has been communicated to BCB or any of its Subsidiaries.

4.6 Financial Statements. BCB has previously delivered to Pamrapo copies of the consolidated balance sheets of BCB and its Subsidiaries as of December 31 for the fiscal years 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as reported in BCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Beard Miller Company LLP, independent registered public accountants with respect to BCB, filed with the SEC under the Exchange Act (collectively the “BCB Financial Statements”). The December 31, 2008 consolidated balance sheet of BCB (including the related notes, where applicable) fairly presents the consolidated financial position of BCB and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of BCB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.7 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of BCB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither BCB nor any Subsidiary of BCB, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that BCB has engaged, and will pay a fee or commission to, FinPro, Inc. (“FinPro”) in accordance with the terms of a letter agreement between FinPro and BCB which letter agreement contemplates the issuance of an opinion subject to the terms, conditions, assumptions or qualifications thereto regarding the fairness of the Exchange Ratio, from a financial point of view.

4.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 4.8(a) of the BCB Disclosure Schedules or as provided for in the BCB Financial Statements, since December 31, 2008, (i) neither BCB nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on BCB.

(b) Except as set forth in Schedule 4.8(b) of the BCB Disclosure Schedules, since December 31, 2008, BCB and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practice and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 4.8(c) of the BCB Disclosure Schedules, since December 31, 2008, neither BCB nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2008 (which amounts have been previously disclosed to Pamrapo), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any BCB Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(d) Since December 31, 2008, neither BCB nor any of its Subsidiaries has had any layoffs, work force reductions or otherwise terminated the employment of its employees, other than (i) in the ordinary course of business, consistent with past practice or (ii) for cause.

4.9 Legal Proceedings.

(a) Except as set forth in Schedule 4.9(a) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any and there are no pending or to BCB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of (i) any nature against BCB or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon BCB, any of its Subsidiaries or the assets of BCB or any of its Subsidiaries that has had, or could reasonably be expected to have, a Material Adverse Effect on BCB.

(c) Except as set forth in Schedule 4.9(c) of the BCB Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best of BCB’s knowledge, threatened against any of the directors or officers of BCB or its Subsidiaries in their capacities as such, and no director or officer of BCB or its Subsidiaries currently is being indemnified or seeking to be indemnified by BCB or its Subsidiaries pursuant to applicable law or their governing documents.

4.10 Taxes.

(a)(i) All Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to BCB and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full or adequate provision for such payment has been or will be made; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither BCB nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of BCB or any of its Subsidiary, other than extensions that have expired.

(b) BCB has made available to Pamrapo (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by BCB and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed and (ii) any audit report issued within the last three years relating to Taxes due from or with respect to BCB and its Subsidiaries. Since January 1, 2002, no claim has been made by a taxing authority in a jurisdiction where BCB and its Subsidiaries do not file Tax Returns that BCB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither BCB nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the BCB Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the BCB Financial Statements.

(d) Schedule 4.10(d) of the BCB Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to BCB and any of its Subsidiaries after January 1, 2006.

(e) Except as set forth in Schedule 4.10(e) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Since January 1, 2003, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to BCB or any of its Subsidiaries.

(g) Except as provided in Schedule 4.10(g) of the BCB Disclosure Schedule, neither BCB nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the Treasury Regulations issued thereunder.

(h) Neither BCB nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code.

(i) Neither BCB nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither BCB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was BCB) or (B) has any liability for the taxes of any person (other than BCB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) Except as set forth on Schedule 4.10(k) of the BCB Disclosure Schedules, since January 1, 2006, neither BCB nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by BCB or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of BCB or any of its Subsidiaries.

(l) Neither BCB nor any of its Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) As of the date hereof, BCB has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) Each of BCB and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under applicable laws.

(o) There are no liens or other encumbrances on any of the assets of BCB or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).

(p) Except as set forth in Schedule 4.10(p) of the BCB Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the BCB Group allocable to BCB and each of its Subsidiaries, BCB Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(q) No liability will be created for BCB or its successors after the Closing Date as a result of the triggering into income or gain of deferred inter-company transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the BCB Group.

(r) Neither BCB nor any of its Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.

(s) Except as set forth in Schedule 4.10(s) of the BCB Disclosure Schedules, each of BCB and its Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at levels sufficient not to cause BCB or its Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and BCB and its Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause BCB or any successor to BCB to be liable for any such penalties.

For purposes of this Agreement, “BCB Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes BCB and its Subsidiaries or any predecessor of or any successor to BCB (or to another such predecessor or successor).

4.11 Employee Benefit Plan Matters.

(a) Schedule 4.11(a) of the BCB Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the ERISA, and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement (collectively referred to as the “Plans”) by BCB or any of its Subsidiaries or by an ERISA Affiliate, for the benefit of any employee or former employee of BCB, any Subsidiary or any ERISA Affiliate.

(b) BCB has heretofore delivered to Pamrapo true and complete copies of each of the Plans and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any Plan (if applicable) for each of the last three (3) years, (ii) the most recent determination letter from the IRS (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all Schedules, as required, filed with the IRS or DOL for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with the DOL.

(c) Except as set forth in Schedule 4.11(c) of the BCB Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (1) has received a favorable determination letter from the IRS, (2) is or will be the subject of an application for a favorable determination letter, or (3) is set forth on a prototype document which is subject to a current opinion letter which has not expired and BCB is not aware of any circumstances that could reasonably be expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of BCB, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of BCB, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by BCB, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to BCB, its Subsidiaries or a BCB ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2006 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (viii) each Plan set forth on Schedule 4.11(a) can be terminated without payment of an additional contribution or amount, other than contributions and amounts required by the terms of the Plan without regard to the Plan’s termination, and without vesting or acceleration of any benefits provided under such Plan, other than vesting required by the Code as a result of a qualified Plan’s termination, (ix) all contributions or other amounts payable by BCB, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan which is subject to Title IV of ERISA in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (x) neither BCB, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which BCB, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or

502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or, to BCB’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of BCB or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.

4.12 SEC Reports. Since December 31, 2006, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-Q and 8-K), Schedule and definitive proxy statement filed by BCB with the SEC pursuant to the Securities Act or the Exchange Act (the “BCB Reports”) or (b) communication mailed by BCB to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. BCB has timely filed all BCB Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all BCB Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 BCB Information. The information relating to BCB and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement, the S-4 and any other document filed with any Regulatory Agency in connection herewith (except for such portions thereof that relate only to Pamrapo as represented in Section 3.13 hereof), or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

4.14 Ownership of Pamrapo Common Stock: Affiliates and Associates. None of BCB or any of its Subsidiaries, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Pamrapo, provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of Pamrapo constituting a component or portion of any index or mutual fund.

4.15 Compliance with Applicable Law. BCB and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the USA PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for such noncompliance that would not individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on BCB, and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to its knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BCB or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on BCB.

4.16 Certain Contracts.

(a) Except as set forth in Schedule 4.16(a) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees; (ii) which would entitle any present or former director, officer, employee or agent of BCB or any of its Subsidiaries to indemnification from BCB or any of its Subsidiaries; (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Pamrapo, BCB, BCB Bank, the Bank or any of their respective Subsidiaries or successors to any officer or employee thereof; (iv) which involves the annual payment of $25,000 or more; (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement; (vi) which materially restricts the conduct of any line of business by BCB or any of its Subsidiaries; (vii) with or to a labor union or guild (including any collective bargaining agreement); (viii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets (other than this Agreement and the Bank Merger Agreement); (ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of BCB or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (x) with respect to any material joint venture, partnership agreement or similar agreement; (xi) with respect to any agreement relating to any intellectual property other than “shrink wrap” licenses related to software; (xii) relating to the indebtedness by BCB or its Subsidiaries for borrowed money or any guaranty of indebtedness for borrowed money in excess of $5,000,000; or (xiii) excluding the plans set forth on Schedule 4.11, where any employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in Sections 4.16(a) and 4.16(c) hereof, whether or not set forth in Schedule 4.16(a) or Schedule 4.16(c) of the BCB Disclosure Schedules, is referred to herein as a “BCB Contract.” BCB has previously delivered to Pamrapo true and correct copies of each BCB Contract.

(b) Except as set forth in Schedule 4.16(b) of the BCB Disclosure Schedules, (i) each BCB Contract is valid and binding and in full force and effect, (ii) BCB and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each BCB Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on BCB, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of BCB or any of its Subsidiaries under any such BCB Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on BCB and (iv) no other party to such BCB Contract is, to BCB’s knowledge, in default in any respect thereunder.

(c) Schedule 4.16(c) of the BCB Disclosure Schedules sets forth all agreements of BCB providing for the lease of real property, copies of which have previously been delivered or made available to BCB including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.

4.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 4.17 of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Schedule 4.17 of BCB Disclosure Schedules, a “BCB Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has BCB or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.18 Investment Securities. Schedule 4.18 of the BCB Disclosure Schedules sets forth the book and market value as of December 31, 2008 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of BCB and its Subsidiaries. Schedule 4.18 of the BCB Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in BCB’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, BCB has no knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.

4.19 Intellectual Property. BCB and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither BCB nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. BCB and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on BCB. Schedule 4.19 of the BCB Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks and trademarks of BCB and its Subsidiaries that are owned by BCB and its Subsidiaries and (ii) all material patents, registered copyrights, trade names, servicemarks and trademarks of BCB and its Subsidiaries that are licensed by BCB and its Subsidiaries.

4.20 Undisclosed Liabilities. Except (a) as set forth in Schedule 4.20 of the BCB Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of BCB included in BCB Financial Statements and (c) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on BCB, neither BCB nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

4.21 State Takeover Laws. There are no antitakeover provisions in the BCB Certificate of Incorporation or the NJBCA that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. BCB has taken all actions required to exempt BCB and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. BCB does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

4.22 Administration of Fiduciary Accounts. BCB and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither BCB nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on BCB, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.23 Environmental Matters.

(a) Each of BCB, its current or prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in material compliance with all Environmental Laws;

(b) There is no suit, claim, action or proceeding pending or, to BCB’s knowledge, threatened, before any court, Governmental Entity or other forum (including arbitration) in which BCB, any of its Subsidiaries, any Participation Facility or any Loan

Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by BCB or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property;

(c) During the period of (x) BCB’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) BCB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) BCB’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property except in compliance with required governmental permits. To BCB’s knowledge, prior to the period of (x) BCB’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) BCB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) BCB’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except in compliance with required permits;

(d) All Phase I or Phase II environmental surveys on any properties owned or leased by BCB or its Subsidiaries, including but not limited to OREO properties have been provided in full to BCB and its representatives prior to execution of this Agreement, and those listed in the Schedule will be provided within ten days of execution of this Agreement; and

(e) The following definitions apply for purposes of this Section 4.23 hereof: (x) “Loan Property” means any property in which BCB or any of its Subsidiaries holds a security interest or otherwise owns, including OREO; (y) “Participation Facility” means any facility in which BCB or any of its Subsidiaries participates in the management thereof, other than Loan Properties; (z) “materials” includes, but is not limited to, hazardous substances and petroleum as defined in section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. § 9601(14) and section 311 of the Clean Water Act, 33 U.S.C. § 1321 and their implementing regulations.

4.24 Derivative Transactions. Except as set forth in Schedule 4.24 of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to or has agreed to enter into any Derivatives Contracts nor does BCB or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

4.25 Opinion. BCB has received a written opinion, dated the date hereof, from FinPro to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Exchange Ratio is fair to BCB’s stockholders from a financial point of view.

4.26 Assistance Agreements. Neither BCB nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which BCB or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

4.27 Approvals. As of the date of this Agreement, BCB knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.28 Loan Portfolio.

(a) In BCB’s reasonable judgment, the allowance for loan losses reflected in BCB’s audited statement of financial condition at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in BCB’s Reports for periods ending after December 31, 2008 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested BCB to increase the allowance for loan losses for such periods.

(b) As of December 31, 2008, except as set forth in Schedule 4.28(b) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any written or oral (i) Loan, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or ten percent stockholder of BCB or any of its Subsidiaries, or to the knowledge of BCB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 4.28(b) of the BCB Disclosure Schedules sets forth (i) all of the Loans of BCB or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of BCB or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof through the Closing Date, BCB shall inform Pamrapo in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.

4.29 Mortgage Banking Business.

(a) Warehouse Lines of Credit. BCB and its Subsidiaries do not maintain any warehouse lines of credit.

(b) Compliance. Except as set forth in Schedule 4.29(b) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries has done or failed to do, or caused to be done or failed to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, investor or insurer, (vi) any surety or guaranty agreement or (vii) the rights of BCB or any of its Subsidiaries under any loan servicing agreement or loan purchase commitment. No Regulatory Agency, investor in Loans or insurer has (i) notified BCB or its Subsidiaries, or to BCB’s knowledge, claimed, that BCB or any of its Subsidiaries has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by BCB or any of its Subsidiaries to an investor or (ii) imposed restrictions on the activities (including commitment authority) of BCB or any of its Subsidiaries. BCB Bank has not and currently does not originate any FHA or VA Loans.

(c) Loan Files. The loan documents relating to each Loan maintained in the loan files of BCB Bank were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. The loan files maintained by BCB Bank contain originals or true, correct and complete copies of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate in all material respects and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. Except as set forth in the loan documents relating to a Loan maintained in the loan files of BCB Bank, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. Except as set forth in the loan documents maintained in the loan files by BCB Bank, to BCB’s knowledge, no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.

(d) No Recourse. Except as set forth in Schedule 4.29(d) of the BCB Disclosure Schedules, BCB Bank is not subject to recourse in connection with any Loans sold by it for (i) losses on liquidation of a loan, (ii) borrower defaults or (iii) repurchase obligations upon the occurrence of non-payment.

(e) Escrow Account. All escrow accounts have been maintained by BCB Bank and, to BCB’s knowledge, all prior servicers, in material compliance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. BCB Bank has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in BCB Bank’s name or the investor’s name by BCB Bank.

(f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, BCB Bank has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on BCB.

(g) Pools. Each Loan included in a pool of Loans originated or acquired by BCB Bank (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To BCB’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by BCB nor the consummation by BCB or the Bank of the transactions contemplated hereby will require any Pool to be recertified.

(h) Mortgage Insurance. For each Loan which is insured by private mortgage insurance, BCB Bank has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a Material Adverse Effect on BCB, the insurance or guarantee is in full force and effect with respect to each such Loan, and to BCB’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

4.30 Properties. All real property and material personal property owned by BCB and its Subsidiaries or presently used by them in their businesses (but specifically excluding real estate acquired through foreclosure or deed in lieu thereof) is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on business in the ordinary course of business consistent with its past practices. BCB and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of BCB as of December 31, 2008, included in BCB’s Reports or acquired after such date, other than properties sold by BCB in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. All real and personal property which is material to BCB or any of its Subsidiaries’ businesses and leased or licensed by BCB or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

4.31 Labor and Employment Matters. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, neither BCB nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is BCB or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of BCB or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving BCB or its Subsidiaries pending or threatened. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, BCB and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable laws, executive orders, rules and regulations regarding employees and independent contractors, including without limitation all applicable laws, executive orders, rules and regulations relating to employment, compensation, working conditions, classification as employees, employment practices, leave, safety, affirmative action, applicant tracking, discrimination, harassment, retaliation, whistleblowing, immigration, lay offs, notice regarding lay offs, labor relations, payroll practices, wages, and hours of work. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, BCB and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable employment tax laws.

4.32 Termination Benefits. Schedule 4.32 of the BCB Disclosure Schedules contains a complete and accurate Schedule, showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by BCB on Schedule 4.32 of the BCB Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by BCB and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of BCB or, if applicable, its Subsidiaries and any officer of BCB or, if applicable, its Subsidiaries.

4.33 Deposits. Except as set forth in Schedule 4.33 of the BCB Disclosure Schedules, none of the deposits of the Bank is a “brokered” deposit.

4.34 Required Vote. The affirmative vote of (i) the holders of a majority of the votes cast of shares of BCB is necessary to approve this Agreement and the Merger on behalf of the BCB and a majority of the votes cast of shares of BCB shares is required to amend the BCB Certificate of Incorporation and (ii) BCB, as the sole stockholder of the Bank, is required to approve the Bank Merger Agreement as such, on behalf of the Bank. No other vote of the stockholders of BCB or any Subsidiary is required.

4.35 Transactions With Affiliates. All “covered transactions” between BCB and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

4.36 Insurance. BCB and its Subsidiaries are presently insured, and since December 31, 2005, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by BCB and its Subsidiaries are in full force and effect, BCB and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

4.37 Indemnification. Except as set forth in Schedule 4.37 of the BCB Disclosure Schedules, and except as provided in BCB’s employment agreements, or the Certificate of Incorporation or Bylaws of BCB neither BCB nor its Subsidiaries is a party to any indemnification agreement with any of its directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of BCB or any of its Subsidiaries (a “Covered Person”), and, except as set forth in Schedule 4.37 of the BCB Disclosure Schedules, there are no pending claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

4.38 Voting Agreements. The BCB directors and officers, as set forth in Schedule 4.38 of the BCB Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex C, hereto.

4.39 CRA Rating. The Bank was rated “Satisfactory” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither BCB nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

4.40 Disclosure. The representations and warranties contained in this Article IV do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading. There is no fact known to BCB that has not been disclosed herein or in any other agreement, document or written statement furnished by BCB to Pamrapo or its counsel, accountants or other service professional in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on BCB.

4.41 Internal Controls.

(a) BCB has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied;

and (C) access to the material properties and assets of BCB is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB.

(b) BCB (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BCB is made known to the chief executive officer and the chief financial officer of BCB by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to BCB’s outside auditors and the audit committee of BCB’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BCB’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in BCB’s internal controls over financial reporting. Any such disclosures were made in writing by management to BCB’s auditors and audit committee. As of the date hereof, there is no reason to believe that BCB’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

4.42 Regulatory Capital. Neither BCB nor the Bank is subject to any capital requirements other than those required by applicable Regulatory Authorities or under applicable federal regulations. The Bank meets or exceeds all applicable regulatory capital requirements, and the Bank is deemed “well capitalized” under such regulatory requirements.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Covenants. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, the Bank Merger Agreement, or with the prior written consent of the other party, which shall not be unreasonably withheld, each of Pamrapo and BCB, and their respective Subsidiaries, shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice. Each of Pamrapo and BCB will use its best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and the other party hereto the present services of its employees and (z) preserve for itself and the other parties hereto its goodwill of its customers and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Schedule 5.1 of the Pamrapo Disclosure Schedule, Schedule 5.1 of the BCB Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the other party hereto which consent shall not be unreasonably withheld, each of Pamrapo and BCB shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of Pamrapo or BCB, as the case may be, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends in an amount of no more than $0.15 per share with respect to shares of Pamrapo Common Stock and no more than $0.15 per share with respect to shares of BCB Common Stock in each case paid in a time and manner consistent with past practice;

(b) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Pamrapo Common Stock or BCB Common Stock pursuant to stock options or similar rights to acquire Pamrapo Common Stock or BCB Common Stock granted pursuant to Pamrapo Stock Plan or BCB Stock Plans and outstanding prior to the date of this Agreement with their present terms;

(d) amend its Certificate of Incorporation, Bylaws or other similar governing documents, except in the case of BCB it may amend its Certificate of Incorporation to increase its authorized shares of common stock;

(e) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a “takeover proposal” (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal. Each of Pamrapo and BCB will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any other parties with respect to any of the foregoing. Each party will, consistent with the Board’s fiduciary duties, notify the other immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, a party, and that party will promptly inform the other in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, “takeover proposal” shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Pamrapo or BCB or any Subsidiary of Pamrapo or BCB or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of Pamrapo or BCB or any Subsidiary of Pamrapo or BCB other than the transactions contemplated or permitted by this Agreement, the Bank Merger Agreement;

(f) make any capital expenditures other than the expenses which are set forth in Section 5.1(f) of the Pamrapo or BCB Disclosure Schedules and expenses which are made in the ordinary course of business or are necessary to maintain existing assets in good repair and which expenses are no more than $10,000 individually and $100,000 in the aggregate;

(g) enter into any new line of business;

(h) except as disclosed in Schedule 5.1(h) of the Pamrapo or the BCB Disclosure Schedules, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to that party, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

(i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable law;

(j) change its methods of accounting in effect at December 31, 2008, except as required by changes in GAAP or regulatory accounting principles as concurred to by its independent auditors;

(k) (i) except as set forth in Schedule 5.1(k) of the Pamrapo or BCB Disclosure Schedule, as required by applicable law, or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Pamrapo or BCB or any Subsidiary of Pamrapo or BCB and one or more of their current or former directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice, or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof or (iii) from the date of execution until the Closing Date, grant any stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or performance shares;

(l) take or cause to be taken any action which would disqualify the Merger as a tax free reorganization under Section 368 of the Code;

(m) except as set forth in Schedule 5.1(m) of Pamrapo or BCB Disclosure Schedule, other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(n) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(o) except as set forth in Schedule 5.1(o) of the Pamrapo or BCB Disclosure Schedule, file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(p) commit any act or omission which constitutes a material breach or default by Pamrapo or BCB or any of their Subsidiaries under any Regulatory Agreement or under any material contract or material license to which Pamrapo or BCB or any of its Subsidiaries is a party or by which any of them or their respective properties is bound;

(q) except as set forth in Schedule 3.28(a) of the Pamrapo Disclosure Schedule or Section 4.28 of the BCB Disclosure Schedule, compromise, extend or restructure any real estate loan, construction loan or commercial loan with an unpaid principal balance except in the ordinary course of business consistent with past practices;

(r) except as set forth in Schedule 5.1(r) of the Pamrapo or BCB Disclosure Schedule, make or commit to any commercial business loan (including, without limitation, lines of credit and letters of credit) or any commercial real estate or construction loan (including, without limitation, lines of credit and letters of credit) other than loans originated in the ordinary course of business consistent with past practices;

(s) purchase or commit to purchase any bulk loan portfolio;

(t) engage in or enter into any structured transactions, derivative securities, arbitrage or hedging activity, except such activities undertaken in the ordinary course of business consistent with past practice;

(u) except as set forth in Schedule 5.1(u) of the Pamrapo and BCB Disclosure Schedule make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices, or for goods, services or other items necessary in the ordinary course of business relating to foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings;

(v) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which Pamrapo or BCB or any of its Subsidiaries is a party or by which Pamrapo or BCB or any of its Subsidiaries or their respective properties is bound;

(w) take any action which would cause the termination or cancellation by the FDIC of insurance in respect of Pamrapo Bank’s deposits or the Bank’s deposits;

(x) settle any claim, action or proceeding involving any liability of it or its Subsidiaries for money damages in excess of $100,000, or as is set forth in Pamrapo Disclosure Schedule 5.1(x);

(y) elect to the Board of Directors of itself or its Subsidiaries or to any office any person who is not a member of the Board of Directors or an officer of Pamrapo or BCB or their Subsidiaries as of the date of this Agreement, except to replace a director or officer who has terminated service with Pamrapo or BCB or either of their Subsidiaries; or

(z) agree to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Pamrapo and BCB agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger Agreement as promptly as practicable and otherwise to enable consummation of the Merger and the Bank Merger Agreement, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party hereto to that end. BCB agrees to inform Pamrapo promptly of the receipt of any Requisite Regulatory Approvals.

6.2 Stockholder Approval.

(a) Pamrapo agrees to take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Pamrapo’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Pamrapo Stockholder Meeting”). Pamrapo shall hold the Pamrapo Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. Pamrapo agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. Except with the prior approval of BCB, no other matters shall be submitted for the approval of Pamrapo stockholders at the Pamrapo Stockholder Meeting. The Pamrapo board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the Pamrapo board of directors from withholding, withdrawing, amending or modifying its recommendation if the Pamrapo board of directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the Pamrapo stockholders under applicable law.

(b) BCB agrees to take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by BCB’s stockholders for consummation of the Merger (including any amendment to the BCB Certificate of Incorporation or adjournment or postponement, the “BCB Stockholder Meeting”). BCB shall hold the BCB Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. BCB agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. Except with the prior approval of Pamrapo, no other matters shall be submitted for the approval of BCB stockholders at the BCB Stockholder Meeting. The BCB board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the BCB board of directors from withholding, withdrawing, amending or modifying its recommendation if the BCB board of directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the BCB stockholders under applicable law.

(c) Voting Agreements. Each of Pamrapo’s and BCB’s directors and certain officers, as set forth in Schedule 6.2(c) of the Pamrapo and BCB Disclosure Schedules, have entered into a Voting Agreement, forms of which are attached as Exhibit 6.2(c) hereto.

6.3 Registration Statement and Proxy Statements.

(a) Pamrapo and BCB shall promptly prepare and file with the SEC the Proxy Statement and BCB shall promptly prepare and file with the SEC the S-4 in which the Proxy Statement will be included as a Prospectus. Pamrapo shall promptly prepare and furnish to BCB no later than 45 days after the date of this Agreement such information relating to it and its directors, officers and stockholders, any description of the business or any financial information as may be required under applicable SEC rules and regulations in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Pamrapo, and its legal, financial and accounting advisors, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the S-4 prior to its filing. Pamrapo agrees to cooperate with BCB and BCB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the S-4 and the Proxy Statement. Provided that Pamrapo has cooperated as described above, BCB agrees to file, or cause to be filed, the S-4 with the SEC as promptly as reasonably practicable, and shall use its best efforts to file the S-4 within 31 days after receipt of the Pamrapo information. Each of Pamrapo and BCB agrees to use its reasonable best efforts to cause the S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. BCB also agrees to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the S-4 is declared effective under the Securities Act, BCB and Pamrapo shall promptly mail at their own expense the Proxy Statement to each of their stockholders.

(b) Each of Pamrapo and BCB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 shall, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Pamrapo Stockholder Meeting and BCB Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Pamrapo and BCB further agrees that if such party shall become aware prior to the Pamrapo and BCB special meetings of any information furnished by such Party that would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Parties thereof and to take the necessary steps to correct the S-4 or the Proxy Statement.

(c) BCB agrees to advise Pamrapo, promptly after BCB receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment is required to be filed, of the issuance of any stop order or the suspension of the qualification of BCB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent BCB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

6.4 Regulatory Filings.

(a) Each of BCB and Pamrapo shall cooperate and cause their respective Subsidiaries to cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger and Subsidiary Merger and the other transactions contemplated hereby; and any initial filings with Governmental Entities shall be made by BCB as soon as reasonably practicable after the execution hereof and shall use its best efforts to make the initial filings with government entities within 31 days after receipt of Pamrapo information to be included in such applications. Each of BCB and Pamrapo shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed), and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Entity in connection with the Merger and Subsidiary Merger. In exercising the foregoing right, each of such Party agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and Subsidiary Merger, and each Party shall keep the other Party apprised of the status of material matters relating to completion of the Merger.

(b) Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries (if applicable), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of their Subsidiaries (if applicable) to any third party or Governmental Entity.

6.5 Press Releases. Pamrapo and BCB shall consult with each other before issuing any press release with respect to the Merger, this Agreement or any regulatory action. BCB and Pamrapo will issue a joint press release with respect to the Merger or this Agreement as soon as practicable after this Agreement is fully executed. Neither Party shall issue any press release with respect to the Merger or this Agreement or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either Party may, without the prior consent of the other (but after consultation with the other Party, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel, be required by law or regulation. Pamrapo and BCB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other Party.

6.6 Acquisition Proposals. (a) From and after the date hereof until the termination of this Agreement, Pamrapo agrees that it shall not directly or indirectly, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Pamrapo, or any purchase of all or a substantial portion of all of the assets of Pamrapo other than the purchase of sales of loans securities in the ordinary course of business consistent with past practice or more than 25% of the outstanding equity securities of Pamrapo (any such proposal or offer being hereinafter referred to as “Pamrapo Acquisition Proposal”). Pamrapo further agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Pamrapo Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Pamrapo Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Pamrapo or the Pamrapo board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a person who has made an unsolicited bona fide written Pamrapo Acquisition Proposal if the Pamrapo board of directors receives from the person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Pamrapo Acquisition Proposal or (D) voting to recommend such a Pamrapo Acquisition Proposal to the stockholders of Pamrapo, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the Pamrapo board of directors determines in good faith (after consultation with its outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the Pamrapo board of directors determines in good faith (after consultation with its outside legal counsel and receipt of a written opinion of its financial advisor) that such a Pamrapo Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Pamrapo’s stockholders from a financial point of view than the Merger. A Pamrapo Acquisition Proposal which is received and considered by the Pamrapo board of directors in compliance with this Section 6.6(a) hereof and which meets the requirements set forth in subclauses (i) and (ii) of the preceding sentence is herein referred to as a “Superior Proposal.” Pamrapo agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Pamrapo Acquisition Proposals. Pamrapo agrees that it will promptly notify (which notification shall not be more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) BCB if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Pamrapo or any of its representatives.

(b) From and after the date hereof until the termination of this Agreement, BCB agrees that it shall not, and that it shall direct and use its best efforts to cause its directors,

officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving BCB, or any purchase of all or a substantial portion of all of the assets of BCB other than the purchase of sales of loans or securities in the ordinary course of business consistent with past practice or more than 25% of the outstanding equity securities of BCB (any such proposal or offer being hereinafter referred to as “BCB Acquisition Proposal”). BCB further agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a BCB Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a BCB Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent BCB or the BCB board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a person who has made an unsolicited bona fide written a BCB Acquisition Proposal if the BCB board of directors receives from the person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written BCB Acquisition Proposal or (D) voting to recommend such a BCB Acquisition Proposal to the stockholders of BCB, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the BCB board of directors determines in good faith (after consultation with its outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the BCB board of directors determines in good faith (after consultation with its outside legal counsel and receipt of a written opinion of its financial advisor) that such BCB Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to BCB’s stockholders from a financial point of view than the Merger. A BCB Acquisition Proposal which is received and considered by the BCB board of directors in compliance with this Section 6.6(b) hereof and which meets the requirements set forth in subclauses (i) and (ii) of the preceding sentence is herein referred to as a “Superior Proposal.” BCB agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any BCB Acquisition Proposals. BCB agrees that it will promptly notify (which notification shall not be more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) Pamrapo if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, BCB or any of its representatives.

6.7 Subsequent Interim and Annual Financial Statements. BCB has delivered or made available to Pamrapo, and Pamrapo has delivered or made available to BCB, their respective audited financial statements and annual reports (or equivalent documentation) for the year ending December 31, 2008. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, BCB will deliver to Pamrapo and Pamrapo will deliver to BCB their respective consolidated quarterly financial information as required to be filed with the SEC.

6.8 NASDAQ Listing. Prior to the Effective Time, BCB agrees to file all applications necessary to list on the NASDAQ Global Market the shares of BCB Common Stock to be issued in connection with the Merger. Further, BCB agrees to promptly file all applications necessary to list on the NASDAQ Global Market the shares of BCB Common Stock to be issued upon the exercise of Pamrapo Options.

6.9 Indemnification.

(a) From and after the Effective Time through the third anniversary of the Effective Time, BCB and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Pamrapo (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Pamrapo or its Subsidiaries or is or was serving at the request of Pamrapo or its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Pamrapo Certificate of Incorporation, the Pamrapo Bylaws, and/or any agreement, arrangement or understanding which is set forth and described on Schedule 6.9(a) of the Pamrapo Disclosure Schedules, in each case as in effect on the date hereof, provided, however, that BCB and its Subsidiaries shall not be required to indemnify any party for material breaches of the representations of this agreement to either or both of BCB and its Subsidiaries.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.9 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly to the extent permitted by applicable state or federal law and regulation as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm except to the extent otherwise required due to conflicts) provided that the party seeking indemnification provides to the indemnifying party a written undertaking to repay such fees and expenses if the indemnified party is adjudicated to be not entitled to indemnification; (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior to Effective Time, BCB shall use its best efforts to cause the persons serving as directors and officers of Pamrapo and its Subsidiaries immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Pamrapo for a period of three years after the Effective Time (provided that BCB may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Pamrapo’s existing coverage limits) with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall BCB be required to expend an amount in excess of 150% of the aggregate premiums paid by Pamrapo in 2008 (the “Insurance Amount”), and further provided that if BCB is unable to maintain or obtain the insurance called for by this Section 6.9 hereof as a result of the preceding provision, BCB shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

(d) If BCB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of BCB or the surviving company shall assume the obligations set forth in this Section 6.9 hereof prior to or simultaneously with the consummation of such transaction.

6.10 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Pamrapo shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of BCB, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, Pamrapo shall, and shall cause its Subsidiaries to, make available to BCB (i) a copy of each report, Schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which Pamrapo is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as BCB may reasonably request. Neither Pamrapo nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Pamrapo’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. BCB will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 18, 2009, between BCB and Pamrapo (the “BCB Confidentiality Agreement”).

(b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, BCB shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Pamrapo, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, BCB shall make available to Pamrapo (i) a copy of each report, Schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which BCB is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Pamrapo may reasonably request. Neither BCB nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of BCB’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Pamrapo will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 18, 2009, between Pamrapo and BCB (the “Pamrapo Confidentiality Agreement”).

(c) All information furnished by BCB to Pamrapo or its representatives pursuant hereto shall be treated as the sole property of BCB and, if the Merger shall not occur, Pamrapo and its representatives shall return to BCB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. Pamrapo shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for two years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in Pamrapo’s possession prior to the disclosure thereof by BCB; (y) was then generally known to the public; or (z) was disclosed to Pamrapo by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder Pamrapo is nonetheless, in the opinion of its counsel, compelled to disclose information concerning BCB to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, Pamrapo may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(d) All information furnished by Pamrapo to BCB or its representatives pursuant hereto shall be treated as the sole property of Pamrapo and, if the Merger shall not occur, BCB and its representatives shall return to Pamrapo all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. BCB shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for two years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in BCB’s possession prior to the disclosure thereof by Pamrapo; (y) was then generally known to the public; or (z) was disclosed to BCB by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder BCB is nonetheless, in the opinion of its counsel, compelled to disclose information concerning Pamrapo to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, BCB may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(e) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

(f) Each of Pamrapo and BCB shall give timely notice of and shall permit a representative of the other to attend meetings of its Board of Directors or the Executive Committee thereof, except to the extent that such meeting, or portion thereof, relates to the Merger.

6.11 Benefit Plans; Existing Agreements.

(a) In the event of the termination of any Pamrapo health, disability or life insurance plan, or the consolidation of any Pamrapo health, disability or life insurance plan with any BCB health, disability or life insurance plan, BCB shall as soon as practicable make available to all employees of Pamrapo (“Pamrapo Employees”) who continue employment with BCB (“Continuing Employees”) and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to employees of BCB. Unless a Continuing Employee affirmatively terminates coverage under a Pamrapo health, disability or life insurance plan prior to the time that such Continuing Employee becomes eligible to participate in the BCB health, disability or life insurance plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Pamrapo health, disability or life insurance plans prior to the time such Continuing Employees and their dependents become eligible to participate in such plans, programs and benefits common to all employees of BCB and their dependents. Terminated Pamrapo Employees and qualified beneficiaries will have the right to continue coverage under group health plans of BCB in accordance with Section 4980B(f) of the Code. Continuing Employees who become covered under a BCB health plan shall be required to satisfy the deductible limitations of the BCB health plan for the plan year in which the coverage commences, with offset for deductibles satisfied under the Pamrapo health plan. In the event of any termination of any Pamrapo health plan, or consolidation of any Pamrapo health plan with any health plan of BCB or Subsidiaries of BCB, the Health Insurance Portability Accountability Act of 1996 (“HIPAA”) will govern any coverage limitations due to pre-existing conditions.

(b) (i) Concurrent with the execution of this Agreement, BCB shall enter into a Settlement Agreement with James Collins (substantially in the form set forth at Exhibit 6.11(b)(i)) setting forth the manner in which Mr. Collins’ rights under his December 10, 2008 Change in Control Agreement and December 10, 2008 Executive Agreement, as set forth in Schedule 6.11(b)(i) of the BCB Disclosure Schedule, will be settled by BCB, provided that notwithstanding anything contained therein or in this Agreement, no payment shall be made under the Settlement Agreement that would constitute an “ excess parachute payment,” as defined in Section 280G of the Code. The Settlement Agreement shall terminate Mr. Collins’ Change in Control Agreement and Executive Agreement, and in lieu of any rights and payments under such agreements, Mr. Collins shall be entitled to the rights and payments set forth in his Settlement Agreement.

(ii) Concurrent with the execution of this Agreement, BCB and Pamrapo shall enter into a Settlement Agreement with Margaret Russo (substantially in the form set forth at Exhibit 6.11(b)(ii)) setting forth the manner in which Ms. Russo’s rights under her October 23, 2007 Change in Control Agreement, as set forth in Schedule 6.11(b)(ii) of the Pamrapo Disclosure Schedule, will be settled by BCB and Pamrapo, provided that notwithstanding anything contained therein or in this Agreement, no payment shall be made under the Settlement Agreement that would constitute an “excess parachute payment,” as defined in Section 280G of the Code. The Settlement Agreement shall terminate Ms. Russo’s Change in Control Agreement, and in lieu of any rights and payments under such agreement, Ms. Russo shall be entitled to the rights and payments set forth in her Settlement Agreement.

(c) (i) Concurrent with the execution of this Agreement, Kenneth D. Walter shall enter into a Waiver and Termination Agreement substantially in the form set forth at Exhibit 6.11(c)(i)(A), waiving his rights to any change in control benefits under his October 23, 2007 Change in Control Agreement. As of the Effective Time, or as soon as practicable thereafter, the Change in Control Agreement shall be terminated and BCB and Kenneth D. Walter shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(i)(B)) establishing Mr. Walter as the Chief Financial Officer of BCB, which provides in part for an annual base compensation of $180,000 plus up to 50% of his annual salary in a performance bonus each year. In addition, as of the Effective Time, or as soon as practicable thereafter, BCB and Mr. Walter shall enter into an Executive Agreement (substantially in the form set forth at Exhibit 6.11(c)(i)(C)). Mr. Walter shall be eligible for a retention bonus contemplated by Section 6.11(h).

(ii) Concurrent with the execution of this Agreement, Donald Mindiak shall enter into a Waiver Agreement substantially in the form set forth at Exhibit 6.11(c)(ii)(A), waiving his rights to any change in control benefits under his December 10, 2008 Change in Control Agreement and his December 10, 2008 Executive Agreement in connection with the Merger. As of the Effective Time, or as soon as practicable thereafter, BCB and Donald Mindiak shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(ii)(B)) establishing Mr. Mindiak as the President and Chief Executive Officer of BCB which provides in part for an annual base compensation of $217,500 plus up to $125,000 of his annual salary in a performance bonus during the first calendar year in which his Employment Agreement takes effect, and for each calendar year thereafter will be eligible to receive up to 50% of his annual base salary in a performance bonus. Mr. Mindiak shall be eligible for a retention bonus contemplated by Section 6.11(h).

(iii) Concurrent with the execution of this Agreement, Thomas Coughlin shall enter into a Waiver Agreement substantially in the form set forth at Exhibit 6.11(c)(iii)(A), waiving his rights to any change in control benefits under his December 10, 2008 Change in

Control Agreement and his December 10, 2008 Executive Agreement in connection with the Merger. As of the Effective Time, or as soon as practicable thereafter, BCB and Thomas Coughlin shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(iii)(B)) establishing Mr. Coughlin as the Chief Operating Officer of BCB which provides in part for an annual base compensation of $195,000 plus up to 50% of his annual salary in a performance bonus each year. Mr. Coughlin shall be eligible for a retention bonus contemplated by Section 6.11(h).

(d) The Employee Stock Ownership Plan of Pamrapo Savings Bank, S.L.A. (the “ESOP”) and the Pamrapo Savings Bank, S.L.A. 401(k) Plan (the “Pamrapo 401(k) Plan”) shall be terminated immediately prior to, and effective as of, the Effective Time. Prior to the Effective Time, Pamrapo, and following the Effective Time, BCB, shall use their best efforts to obtain a favorable determination letter from the IRS with respect to such terminations. Pamrapo and following the Effective Time, BCB, shall adopt amendments to the ESOP and the Pamrapo 401(k) Plan as may be reasonably required by the IRS as a condition to granting a favorable determination letter with respect to such terminations. Neither Pamrapo, nor following the Effective Time, BCB, shall make any distribution from the ESOP and the Pamrapo 401(k) Plan, except as may be required by applicable law, until receipt of a favorable determination letter, with respect to such terminations. All Continuing Employees shall be permitted to directly rollover their ESOP and Pamrapo 401(k) Plan account balances directly to the BCB 401(k) Plan.

Continuing Employees shall be eligible to participate in the BCB 401(k) Plan as of the Effective Time. Pamrapo Employees who participate in the BCB 401(k) Plan shall receive credit for service with Pamrapo for purposes of eligibility and vesting determination. As of the Effective Time, or as soon thereafter as reasonably practicable, BCB shall amend the BCB 401(k) Plan to allow plan participants to invest their account balances in BCB Common Stock.

(e) As of the Effective Time, Pamrapo shall terminate the Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan (the “Director Plan”), and shall pay $13,900 to Francis J. O’Donnell in full satisfaction of its obligations under the Director Plan.

(f) Following the Effective Time, noncontract severed employees of BCB and Pamrapo or noncontract employees of BCB and Pamrapo who are terminated within six (6) months after the Effective Time shall receive 2 weeks severance for each year of service (based upon Form W-2 wages) with a minimum of 4 weeks and a maximum of 26 weeks.

(g) Pamrapo shall freeze the Retirement Plan of Pamrapo Savings Bank, S.L.A. (the “Defined Benefit Plan”) as of the Effective Time such that Pamrapo Employees shall cease to accrue benefits under the Defined Benefit Plan. BCB shall administer the Defined Benefit Plan to ensure that it continues to satisfy the qualification requirements of an ongoing retirement plan to retain its tax-qualified status. Participants in the Defined Benefit Plan shall receive service credit for vesting for their service with BCB, in addition to the service credit earned prior to the Effective Time for service with Pamrapo and its Subsidiaries.

(h) On or before the Effective Time, BCB and Pamrapo shall each accrue and establish a Retention Bonus Pool of $250,000 to be awarded to BCB and Pamrapo employees following the Effective Time as determined by the Board of Directors following the Merger.

(i) As of the Effective Time, BCB shall assume the Pamrapo Savings Bank, S.L.A. Supplemental Executive Retirement Plan, as amended and restated January 1, 1998.

(j) BCB shall enter into Consulting Agreements substantially in the form set forth at Exhibit 6.11(j) with directors Brockman, Conaghan, Morecraft and Pellegrini, effective at the Effective Time provided that BCB shall not be in violation of this Section 6.11(j) if any of the directors referenced in this section have not entered into a Consulting Agreement. The Consulting Agreement shall be for a term of a minimum of three years, and will provide consulting fees of $40,000 per annum.

(k) BCB shall enter into a one-year Consulting Agreement, substantially in the form set forth at Exhibit 6.11(k), with James Collins, effective at the Effective Time, provided that BCB shall not be in violation of this Section 6.11(k) if Mr. Collins has not entered into the Consulting Agreement.

(l) BCB shall enter into a two-year Non-Compete Agreement, substantially in the form set forth at Exhibit 6.11(l) with Margaret Russo, effective at the Effective Time, provided that BCB shall not be in violation of this Section 6.11(l) if Ms. Russo has not entered into the Non-Compete Agreement.

6.12 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or the Bank Merger Agreement, or to vest the Surviving Corporation or the Surviving Institution with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Subsidiary Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BCB.

6.13 Advice of Changes. BCB and Pamrapo shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will promptly supplement or amend the Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by Pamrapo or BCB, as the case may be, with the respective covenants and agreements of such parties contained herein.

6.14 Current Information. During the period from the date of this Agreement to the Effective Time, each Party will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of the other Party and to report (i) the general status of the ongoing operations of Pamrapo or BCB, and its Subsidiaries; (ii) the status of, and the action proposed to be taken with respect to, those Loans held by it or any

Subsidiary which, individually or in combination with one or more other Loans to the same borrower thereunder, have an original principal amount of $250,000 or more and are non-performing assets; (iii) the origination of all loans not made in the ordinary course of business consistent with past practice; and (iv) any material changes in its pricing of deposits. Each will promptly notify the other of any material change in the normal course of business or in the operation of its properties or the properties of any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving itself or any of its Subsidiaries, and will keep the other Party fully informed of such events.

6.15 Execution and Authorization of Bank Merger Agreement. As soon as reasonably practicable after the date of this Agreement, (a) BCB shall (i) cause the Board of Directors of the Bank to approve the Bank Merger Agreement, (ii) cause the Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of the Bank, and (b) Pamrapo shall (i) cause the Board of Directors of Pamrapo Bank to approve the Bank Merger Agreement, (ii) cause Pamrapo Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Pamrapo Bank. The Bank Merger Agreement shall contain terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement.

6.16 Coordination of Dividends. Until the Effective Time, Pamrapo and BCB shall coordinate with the other the declaration of any dividend or other distributions with respect to Pamrapo Common Stock and BCB Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of shares of Pamrapo Common Stock or BCB Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Pamrapo Common Stock and BCB Common Stock (including any shares of Surviving Corporation Common Stock received in the Merger), as the case may be.

6.17 Certain Policies. To the extent requested by BCB, Pamrapo will modify and change its loan, litigation, real estate valuation, liquidity and investment portfolio policies and practices (including loan classifications and level of reserves) immediately prior to the Effective Time so as to be consistent with BCB and GAAP and which does not violate applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Pamrapo Common Stock entitled to vote thereon and by the affirmative vote of the holders of at least a majority of the shares present in person or by proxy of BCB Common Stock entitled to vote thereon.

(b) Nasdaq Stock Market Listing. The shares of BCB Common Stock which shall be issued to the stockholders of Pamrapo upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger and the Subsidiary Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Subsidiary Merger or any of the other transactions contemplated by this Agreement or the Bank Merger Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Merger.

(f) No Burdensome Condition. No Governmental Agency requires a commitment or undertaking affecting the operations of the Surviving Corporation or Surviving Institution and none of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon BCB, Pamrapo, Pamrapo Bank, the Surviving Corporation, the Surviving Institution or any of their respective Subsidiaries that BCB, or Pamrapo, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to BCB or Pamrapo or which unduly burdens the operations of the Surviving Corporation and banking subsidiary as to render inadvisable in the reasonable good faith judgment of BCB or Pamrapo, the consummation of the Merger (a “Burdensome Condition”), it being understood that a regulatory condition relating to the composition of the board of directors of the Surviving Corporation or Surviving Institution shall be considered a Burdensome Condition.

7.2 Conditions to Obligations of BCB. The obligation of BCB to effect the Merger is also subject to the satisfaction or waiver by BCB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Pamrapo set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. BCB shall have received a certificate signed on behalf of Pamrapo by the Chief Executive Officer and the Chief Financial Officer of Pamrapo to the foregoing effect.

(b) Performance of Obligations of Pamrapo. Pamrapo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and BCB shall have received a certificate signed on behalf of Pamrapo by the Chief Executive Officer and the Chief Financial Officer of Pamrapo to such effect.

(c) Receipt of Voting Agreements. Pamrapo shall have delivered executed voting agreements from its executive officers and directors and others as listed on Disclosure Schedule 7.2(c) on the date of this Agreement.

(d) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Institution pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of Pamrapo or any Subsidiary of Pamrapo under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to BCB as to render inadvisable, in the reasonable good faith judgment of BCB, the consummation of the Merger.

(e) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(f) Other Actions. Pamrapo shall have furnished BCB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as BCB may reasonably request.

(g) Defined Benefit Plan. That the defined benefit plan satisfies the minimum funding standards under Section 412 of the Code as determined by an actuarial review of the plan to be completed prior to the Effective Time.

(h) Divesture of Pamrapo Service Corporation. Pamrapo Service Corporation shall remain inactive.

7.3 Conditions to Obligations of Pamrapo. The obligation of Pamrapo to effect the Merger is also subject to the satisfaction or waiver by Pamrapo at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of BCB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Pamrapo shall have received a certificate signed on behalf of BCB by the Chief Executive Officer and the Chief Financial Officer of BCB to the foregoing effect.

(b) Performance of Obligations of BCB. BCB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Pamrapo shall have received a certificate signed on behalf of BCB by the Chief Executive Officer and the Chief Financial Officer of BCB to such effect.

(c) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Institution pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of BCB or any Subsidiary of BCB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except those where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Pamrapo as to render inadvisable, in the reasonable good faith judgment of Pamrapo, the consummation of the Merger.

(d) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an injunction shall be pending.

(e) Deposit of Exchange Fund. BCB shall have deposited with the Exchange Agent the Exchange Fund to be paid to holders of Pamrapo Common Stock pursuant to Article II hereof.

(f) Receipt of Voting Agreements. BCB shall have delivered executed voting agreements from its executive officers and directors on the date of this Agreement.

(g) Other Actions. Pamrapo shall have furnished BCB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as BCB may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Pamrapo or BCB:

(a) Mutual Consent. By mutual consent of Pamrapo and BCB in a written instrument, if the board of directors of each so determines.

(b) No Regulatory Approval. By either BCB or Pamrapo upon written notice to the other Party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) hereof if such denial or request or recommendation for withdrawal shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or (iii) there shall be a Burdensome Condition upon BCB, the Bank, Pamrapo or Pamrapo Bank.

(c) Delay. By either BCB or Pamrapo if the Merger shall not have been consummated on or before June 30, 2010, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;

(d) Stockholder Approval. By either BCB or Pamrapo (provided that (i) if Pamrapo is the Terminating Party it shall not be in material breach of any of its obligations under Section 6.2(a) hereof and (ii) if BCB is the Terminating Party, it shall not be in material breach of any of its obligations under Section 6.2(b) hereof) if any approval of the stockholders of Pamrapo or BCB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) Material Breach of Representations. By either BCB or Pamrapo (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured within 30 days after notice with the breaching Party failing to diligently pursue a cure to completion. For purposes of this Agreement, “knowledge” shall mean, with respect to a Party hereto, actual knowledge of any officer of that Party with the title, if any, ranking not less than senior vice president and that Party’s in-house counsel, if any.

(f) Material Breach of Covenants. By either BCB or Pamrapo (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a failure to perform or comply in any material respect with any of the covenants or agreements set forth in this Agreement on the part of the other Party, which failure by its nature cannot be cured prior to the termination set forth at Section 8.1(c) or shall not have been cured within 30 days following receipt by the breaching Party of written notice of such breach from the other Party hereto.

(g) Failure to Recommend. By BCB, if (i) the board of directors of Pamrapo does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the board of directors of Pamrapo shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of BCB or (iii) Pamrapo fails to call, give proper notice of, convene and hold the Pamrapo Stockholder Meeting. By Pamrapo, if (i) the board of directors of BCB does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this

Agreement, the board of directors of BCB shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of Pamrapo or (iii) BCB fails to call, give proper notice of, convene and hold the BCB Stockholder Meeting.

(h) Settlements. (i) Failure to enter into Universal Consent. By BCB, if Pamrapo shall fail to enter into a consent with all relevant banking regulatory agencies, FinCen and the Department of Justice; or (ii) Settlement of Claims. By BCB, if Pamrapo makes a payment or enters into a settlement of specified claims in excess of the amount(s) set forth in Pamrapo Disclosure Schedule 5.1(x).

(i) Superior Proposal.

(x) At any time prior to the BCB Stockholder Meeting, by BCB in order to concurrently enter into an acquisition agreement (a “BCB Acquisition Agreement”) with respect to a BCB Superior Proposal which has been received and considered by BCB and the BCB board of directors in full compliance with all of the requirements of Section 6.6 hereof, provided, however, that this Agreement may be terminated by BCB pursuant to this Section 8.1(i)(x) hereof only after the fifth business day following BCB’s provision of written notice to Pamrapo advising Pamrapo that the BCB board of directors is prepared to accept a BCB Superior Proposal, the party making such BCB Superior Proposal and the material terms and conditions of the BCB Superior Proposal, and only if, during such five-business day period, Pamrapo does not, in its sole discretion, make an offer to BCB that the BCB board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to BCB and its stockholders as the BCB Superior Proposal.

(y) At any time prior to the Pamrapo Stockholder Meeting, by Pamrapo in order to concurrently enter into an acquisition agreement (a “Pamrapo Acquisition Agreement”) with respect to a Pamrapo Superior Proposal which has been received and considered by Pamrapo and the Pamrapo board of directors in full compliance with all of the requirements of Section 6.6 hereof, provided, however, that this Agreement may be terminated by Pamrapo pursuant to this Section 8.1(i)(y) hereof only after the fifth business day following Pamrapo’s provision of written notice to BCB advising BCB that the Pamrapo board of directors is prepared to accept a Pamrapo Superior Proposal, the party making such Pamrapo Superior Proposal and the material terms and conditions of the Pamrapo Superior Proposal, and only if, during such five-business day period, BCB does not, in its sole discretion, make an offer to Pamrapo that the Pamrapo board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to Pamrapo and its stockholders as the Pamrapo Superior Proposal.

8.2. Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII hereof, no Party to this Agreement shall have any liability or further obligation to any other Party hereunder except as set forth in this Section 8.2, Section 6.10, Sections 9.3, 9.4, 9.6, 9.8 and 9.9 hereof.

(b) In recognition of the efforts, expenses and other opportunities foregone by BCB while structuring and pursuing the Merger, the Parties hereto agree that Pamrapo shall pay to BCB a termination fee of $2.5 million (the “Pamrapo Termination Fee”), in the manner set forth in (i) and (ii) below if:

(i) this Agreement is terminated by BCB pursuant to Sections 8.1(g) or by Pamrapo pursuant to 8.1(i)(y) hereof or;

(ii) this Agreement is terminated by (A) BCB pursuant to Section 8.1(e) or Section 8.1(f) (except for a breach of Section 5.1(x) solely as its relates to the payment or settlement of the specified claims and amounts set forth at Pamrapo Disclosure Schedule 5.1(x)), hereof, (B) by BCB pursuant to Section 8.1(c) hereof (provided such delay is caused solely by Pamrapo), or (C) by BCB pursuant to Section 8.1(d) hereof (other than by reason of any breach by BCB) if Pamrapo has failed to obtain the required vote of its stockholders, and within six months of any termination pursuant to clause (A), (B) or (C), a bona fide Pamrapo Acquisition Proposal (as defined in Section 6.6 hereof) shall have been publicly announced at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of Pamrapo contemplated by this Agreement, at the Pamrapo Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clauses (A) or (B) and within six months after such termination Pamrapo either enters into a Pamrapo Control Transaction with such person or entity who made such Pamrapo Acquisition Proposal or consummates a Pamrapo Control Transaction with such person or entity who made such Pamrapo Acquisition Proposal. For purposes of this Section 8.2(b)(ii) a person or entity who enters into a Pamrapo Control Transaction must be a party listed on Pamrapo Disclosure Schedule 8.2. As used in this Section 8.02(b)(ii), a “Pamrapo Control Transaction” means the acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of Pamrapo or substantially all of the consolidated assets of Pamrapo.

(c) In recognition of the efforts, expenses and other opportunities foregone by Pamrapo while structuring and pursuing the Merger, the Parties hereto agree that BCB shall pay to Pamrapo a termination fee of $2.5 million (the “BCB Termination Fee”) in the manner set forth in (i) and (ii) below if:

(i) this Agreement is terminated by (x) Pamrapo pursuant to Section 8.1(g) hereof or (y) by BCB pursuant to 8.1(i)(x) hereof; or

(ii) this Agreement is terminated by (A) Pamrapo pursuant to Section 8.1(e) or (f) hereof, (B) by Pamrapo pursuant to Section 8.1(c) hereof (provided such delay is solely caused by BCB), or (C) by Pamrapo pursuant to Section 8.1(d) hereof (other than by reason of any breach by Pamrapo) if BCB has failed to obtain the required vote of its stockholders, and in the case of any termination pursuant to clause (A), (B) or (C) a bona fide BCB Acquisition Proposal (as defined in Section 6.6 hereof) shall have been publicly announced at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of BCB contemplated by this Agreement, at the BCB Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clauses (A) or (B) and within six months after such termination BCB either enters into a BCB Control Transaction with such person or entity who made such BCB Acquisition Proposal or consummates a BCB Control Transaction with such person or entity who made such BCB Acquisition Proposal. For purposes of this Section 8.2(c)(ii) a person or entity who enters into a BCB Control Transaction must be a party listed on BCB Disclosure Schedule 8.2. As used in this Section 8.2(c)(ii), a “BCB Control Transaction” means the acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of BCB or substantially all of the consolidated assets of BCB.

In the event the Pamrapo Termination Fee shall become payable pursuant to Section 8.2(b) or the BCB Termination Fee shall become payable pursuant to Section 8.2(c), the Pamrapo Termination Fee or BCB Termination Fee, as the case may be shall be paid within two business days following the date of termination of this Agreement or within two days of Pamrapo or BCB entering into an agreement pursuant to Section 8.2(b)(ii) or Section 8.2(c)(ii) as the case may be. Any amount that becomes payable pursuant to Section 8.2(b) or Section 8.2(c) hereof shall be paid by wire transfer of immediately available funds to an account designated by the receiving party. The sums paid under Section 8.2(b) or 8.2(c) shall be the sole remedy available to Pamrapo or BCB in the event of a termination of this Agreement under Section 8.2(b), if against Pamrapo or Section 8.2(c), if against BCB, and each of their respective Subsidiaries and their respective directors and officers under Section 9.4 hereof.

(d) Notwithstanding Section 8.2(b)(i) or (ii) or 8.2(c)(i) or (ii) above, the parties shall pay the documented fees and expenses of the other party, in an amount not to exceed $750,000, if a terminating party enters into an agreement to be acquired by purchase, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of its outstanding securities or substantially all of its consolidated assets, within six months of such termination. Such payment shall become payable within two days after either Pamrapo or BCB (as the case may be) entering into an agreement pursuant to Section 8.2(b)(ii) in the case of Pamrapo or Section 8.2(c)(ii) in the case of BCB. In the event that such agreement is with a party listed on Pamrapo Disclosure Schedule 8.2, this subsection shall not apply and Section 8.2(b)(ii) shall apply.

(e) Pamrapo and BCB agree that the agreements contained in Sections 8.2(b) and (c) hereof are an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by either party. If Pamrapo fails to pay BCB the amount due under paragraph (b) above within the time period specified in this Section, then Pamrapo shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by BCB in connection with any action in which BCB prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. If BCB fails to pay Pamrapo the amount due under paragraph (c) above within the time period specified in this Section, then BCB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Pamrapo in connection with any action in which Pamrapo prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3. Extension; Waiver. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is (a) the last business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of BCB’s counsel unless another time, date or place is agreed to in writing by the parties hereto.

9.2 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement subject to Pamrapo’s consent, which consent shall not be unreasonably withheld prior to the Effective Time, BCB shall be entitled to revise the structure of the Merger and/or the Subsidiary Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of Pamrapo to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Pamrapo. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as costs and expenses may be payable pursuant to Section 8.2 of this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that the costs and expenses of printing and mailing the Proxy Statement to the stockholders of Pamrapo and BCB shall be borne equally by BCB and Pamrapo, provided, however, that all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Subsidiary Merger and other transactions contemplated thereby shall be borne by BCB, provided, further, however, that nothing contained herein shall limit a non-breaching party’s rights to recover any and all liabilities or damages, costs and expenses including all reasonable attorney’s fees sustained or incurred by the non-breaching party arising out of the other party’s willful breach or fraud of any provision of this Agreement.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to BCB, to:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002
Attention: Donald Mindiak
President and Chief Executive Officer

with a copy to:

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, DC 20015
Attention: Alan Schick

                              Marc P. Levy

(b)	if to Pamrapo, to:

Pamrapo Bancorp, Inc.
611 Avenue C
Bayonne, NJ 07002
Attention: Kenneth Walter
Interim President and Chief Executive Officer

with a copy to:

Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
Attention: Joseph G. Passaic, Jr.

  Philip Feigen

9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 29, 2009.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements and the Bank Merger Agreement.

9.9 Governing Law. This Agreement shall be governed and construed in accordance with the law of the State of New Jersey, without regard to any applicable conflicts of law.

9.10 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.12 Publicity. Except as otherwise required by law or the rules of the Nasdaq Stock Market, so long as this Agreement is in effect, neither BCB nor Pamrapo shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

9.13 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.14 “Material Adverse Effect” shall mean, with respect to BCB or Bank or Pamrapo or Pamrapo Bank, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of BCB, Bank and their Subsidiaries taken as a whole, or Pamrapo Bancorp, Pamrapo Bank and their Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Pamrapo or Pamrapo Bank, on the one hand, or BCB and Bank, on the other hand, to perform their obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement. The payment or settlement of specified claims within the amounts set forth in Pamrapo Disclosure Schedule 5.1(x) shall not be considered to result in a Material Adverse Effect. For purposes of this Agreement in determining whether a “Material Adverse Effect” has occurred, there shall be excluded any effect resulting from or attributable to (a) changes in laws, rules or regulations, or published interpretations thereof by courts or governmental authorities, affecting financial institutions and their holding companies generally, (b) changes in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) this Agreement (including the announcement thereof) or the transactions contemplated hereby and the effects of compliance with this Agreement on the operating performance of the parties including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any militaristic or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless such changes uniquely affects either or both parties or any of their subsidiaries, as the case may be, or (f) changes in general economic conditions or interest rates or any other events, conditions or trends affecting financial institutions and their holding companies generally, provided that such changes, events, conditions or trends unless it uniquely affects either or both of the parties or any of their subsidiaries.

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IN WITNESS WHEREOF, BCB and Pamrapo have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BCB BANCORP, INC.

By:	/s/ MARK D. HOGAN
Name: Mark D. Hogan
Title: Chairman

Attest:

/s/ THOMAS COUGHLIN
Name: Thomas Coughlin

PAMRAPO BANCORP, INC.

By:	/s/ DANIEL J. MASSARELLI
Name: Daniel J. Massarelli
Title: Chairman

Attest:

/s/ MARGARET RUSSO
Name: Margaret Russo

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